Form 20-F
period 2022-05-31
ZKGC New Energy Ltd
filed 2022-10-31
CIK 1896511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _____________ to _____________

Commission File number: 333-262334

ZKGC NEW ENERGY LIMITED
(Exact name of Registrant as specified in its charter)

N/A	CAYMAN ISLANDS
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

12 Xinxiangdi Jiari

Laocheng Town, Chengmai County

Hainan Province 571924

People’s Republic of Chinas
(Address of principal executive offices)

CCS Global Solutions, Inc.

99 Washington Avenue, Suite 805A

Albany, NY 12210

800-300-5067

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None.	None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,000 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data file required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☐    Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

The financial statements of the Company are attached hereto and found immediately following Item 8 in this Annual Report. The audit report of Michael T. Studer CPA, P.C. is included herein immediately preceding the financial statements and schedules. Listed below is a summary of the Company’s selected financial data as required by Item 3 of Form 20-F:

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

An investment in the ZKGC Cayman Ordinary Shares involves a high degree of risk. You should carefully consider the following risk factors and other information in this Report before deciding to invest in the Ordinary Shares. If any of the following risks actually occur, the Company business, financial condition, results of operations and prospects for growth could be seriously harmed. As a result, the trading price of the ZKGC Cayman Ordinary Shares could decline and you could lose all or part of your investment.

Risks Related to the Business of Hainan ZKGC

Hainan ZKGC will require substantial additional capital contributions in order to fully implement its business plan and achieve a significant position in the market for charging station services.

The operations of Hainan ZKGC, on which the financial success of the Company depends, have been financed primarily by capital contributions and loans from related parties, primarily Liao Jinqi. Significant expansion of the operations of Hainan ZKGC, however, will require significant capital investment. There can be no assurance that we would be able to raise the additional funding needed to implement its business plan.

Based upon current plans, we expect that Hainan ZKGC will incur operating losses in future periods as it incurs significant expenses associated with the effort of expanding the business of Hainan ZKGC. Further, we cannot guarantee that Hainan ZKGC will be successful in realizing sufficient revenues or in achieving or sustaining positive cash flows at any time in the future. Any such failure could result in the possible closure of the business or force us to seek additional financing through loans or additional sales of our equity securities to continue business operations, which could dilute the value of any shares you purchase.

Hainan ZKGC faces intense competition. It may lose market share and customers if it fails to compete effectively.

The demand for charging stations in China is strong, and the barriers to entry into the supply market are not great. So there are many enterprises competing to meet the demand. Hainan ZKGC’s current or potential competitors include several major suppliers of charging stations as well as many low volume suppliers similar to Hainan ZKGC. Increased competition may adversely affect its margins, market share and brand recognition, or result in significant losses. When Hainan ZKGC sets prices, it has to consider how competitors have set prices, since electricity is fungible. When they cut prices or offer additional benefits to compete with Hainan ZKGC, Hainan ZKGC may have to lower its own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.

Some of the competitors have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases and greater financial, technical and marketing resources than Hainan ZKGC has. These and other smaller companies may receive investment from or enter into strategic relationships with well-established and well-financed companies or investors, which would help enhance their competitive positions. Some of the competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to their website, mobile application and systems development. We cannot assure you that Hainan ZKGC will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on its business, financial condition and results of operations.

Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for Hainan ZKGC’s products and services.

As regulatory initiatives have required an increase in the mileage capabilities of cars, consumption of renewable transportation fuels, such as ethanol and biodiesel, and consumer acceptance of EVs and other alternative vehicles has been increasing. If fuel efficiency of non-electric vehicles continues to rise, whether as the result of regulations or otherwise, and affordability of vehicles using renewable transportation fuels improves, the demand for electric vehicles could diminish. In addition, developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect demand for EVs and EV charging stations. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be EVs. If any of these factors contribute to consumers or businesses to no longer purchasing EVs or purchasing them at a lower rate, it would materially and adversely affect Hainan ZKGC’s business, operating results, financial condition and prospects.

The EV market in China has benefitted from the availability of rebates, tax benefits and other financial incentives from governments to offset the purchase or operating cost of EVs and EV charging stations. In particular, Hainan ZKGC’s marketing efforts have benefitted from rebates and interest free loans available to purchasers of its EV charging stations that effectively provide purchasers with a significantly discounted purchase price. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging stations, which would adversely affect Hainan ZKGC’s financial results.

Over the past decade, the central government of the PRC has swelled the market for EVs in China by providing rebates to purchasers of EVs calculated to significantly reduce the disparity in cost between internal combustion powered vehicles and EVs. The government began in 2020 to reduce and eliminate those rebates. It is not clear how the eventual elimination of the rebates will affect the Chinese market for EVs. If it results in a substantial slowing of the market’s growth, that result could have an adverse effect on Hainan ZKGC’s financial results.

In addition, the government of Hainan Province has provided financial support to the expansion of EV charging infrastructure, primarily in the form of purchaser rebates and interest free loans. If Hainan Province decides to withdraw its support for the industry’s growth, demand for Hainan ZKGC’s charging stations would be likely to diminish.

The EV charging market is characterized by rapid technological change, which requires Hainan ZKGC to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of its products and Hainan ZKGC’s financial results.

Continuing technological changes in battery and other EV technologies could adversely affect adoption of current EV charging technology and/or Hainan ZKGC’s products. Hainan ZKGC’s future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the EV charging market. As new products are introduced, gross margins tend to decline in the near term and improves as the product become more mature and with a more efficient manufacturing process.

As EV technologies change, Hainan ZKGC may need to upgrade or adapt its charging station technology and introduce new products and services in order to serve vehicles that have the latest technology, in particular battery cell technology, which could involve substantial costs. Even if Hainan ZKGC is able to keep pace with changes in technology and develop new products and services, its research and development expenses could increase, its gross margins could be adversely affected in some periods and its prior products could become obsolete more quickly than expected.

If Hainan ZKGC is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, its products and services could lose market share, its revenue will decline, it may experience higher operating losses and its business and prospects will be adversely affected.

If Hainan ZKGC fails to obtain and maintain the requisite licenses, permits and approvals applicable to our business, or fails to obtain additional licenses that become necessary as a result of new enactment or promulgation of laws and regulations or the expansion of its business, its business and results of operations may be materially and adversely affected.

Energy delivery services in China are highly regulated, which require multiple licenses, permits, filings and approvals to conduct and develop business. In particular, each new charging station installation requires that Hainan ZKGC secure a permit from the provincial government. The labor cost related to the effort to comply with these government regulations is extensive, and the need to sustain good relations with local government can be burdensome. In addition, as the market for charging stations expands, more regulations are likely to emerge. If Hainan ZKGC is unable to efficiently meet the regulatory requirements applicable to its business, its expansion will slow.

If China decides to support the international sanctions against Russia arising from Russia’s invasion of Ukraine, the cost of energy in China would be likely to rise, which could reduce usage of charging stations.

Hainan ZKGC does not do any business with parties in Russia, Ukraine or Belarus, nor is any of the equipment that Hainan ZKGC sells or the parts for that equipment manufactured in any of those countries. Russia’s invasion of Ukraine and the international sanctions against Russia that followed the invasion have, therefore, not had a direct effect on the business of Hainan ZKGC. Moreover, because China has not supported the international sanctions, the sanctions have not had a significant effect on China’s economy and have had no effect on Hainan ZKGC. The price of gasoline has risen in China since the invasion commenced; but there has been no change in the price of electricity.

It is possible that the government of China will decide in time to support the international sanctions on Russia in whole or in part.  If that were to occur, the most likely impact would be on China’s ongoing purchase of oil from Russia. China is the world’s largest importer of petroleum, and Russia is its second largest supplier (after Saudi Arabia). If the supply of petroleum from Russia to China were disrupted, the price of gas in China would increase far more dramatically than it recently has. That increase would be likely to pull the price of electricity up as well, since demand for electricity would increase as gasoline became unavailable. The result of these events, if they were to occur, could be a reduction in the demand for charging station services, as motorists might reduce their travel in reaction to increased costs.

Risks Related to Doing Business in China

Because all of our operations are in China, that business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of the business of the VIE and may intervene in or influence its operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

As a business operating in China, Hainan ZKGC is subject to the laws and regulations of the PRC, which can be complex and which evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of its business, and the regulations to which Hainan Zhongke is subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede the development of the VIE,

●	Result in negative publicity or increase its operating costs,

●	Require significant management time and attention, and

●	Subject the VIE to remedies, administrative penalties and even criminal liabilities that may harm its business, including fines assessed for its current or historical operations, or demands or orders that it modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, that restrict or otherwise unfavorably impact the ability or manner in which Hainan ZKGC conducts its business and could require it to change certain aspects of its business to ensure compliance, could decrease demand for its products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, the business, financial condition and results of operations of Hainan ZKGC could be adversely affected as well as materially decrease the value of our ordinary shares.

Because the operations of Hainan ZKGC, on which the financial success of ZKGC Cayman depend, are located entirely in the PRC, you may not receive the benefits that come from effective enforcement of U.S. federal securities laws.

China has often restricted U.S. regulators’ access to information and limited regulators’ ability to investigate or pursue remedies with respect to China-based issuers, generally citing to state secrecy and national security laws, blocking statutes, or other laws or regulations. In addition, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator can directly conduct investigations or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without Chinese government approval. The SEC, U.S. Department of Justice, and other U.S. authorities face substantial challenges in bringing and enforcing actions against China-based issuers and their officers and directors. As a result, investors in China-based issuers, such as ZKGC Cayman, may not benefit from a regulatory environment that fosters effective enforcement of U.S. federal securities laws.

If the Chinese government were to impose new requirements for approval from the PRC government to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or Hainan ZKGC, the VIE, will be required to obtain permission from the PRC government before the Ordinary Shares of ZKGC Cayman are listed on U.S. exchanges.  We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. According to the Administration Provision and the Measures (Draft for Comments), only new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process with PRC administrations; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure, which means if we complete the offering prior to the effectiveness of Administration Provisions and Measures, we will certainly go through the filing process in the future, perhaps because of refinancing or given by sufficient transition period to complete filing procedure as an existent overseas listed Chinese company. However, it is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for an offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt the offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for an offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using monies invested in ZKGC Cayman to make loans or additional capital contributions to our PRC subsidiaries and making loans to Hainan ZKGC or its subsidiary, which could adversely affect our liquidity and our ability to fund and expand the business of Hainan ZKGC.

We are an offshore holding company conducting operations in China through a VIE arrangement with Hainan ZKGC. Our business plan contemplates that we will finance the growth of Hainan ZKGC by making loans to Zhongke WFOE, our PRC subsidiary, or to Hainan ZKGC, or we may make additional capital contributions to our PRC subsidiary.

Any loans to Zhongke WFOE, our PRC subsidiary, will be subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration on Foreign Exchange (“SAFE”), or filed with SAFE in its information system. We may also provide loans directly to Hainan ZKGC, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017. According to the Notice of the People’s Bank of China and the State Administration of Foreign Exchange on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by the People’s Bank of China and the State Administration of Foreign Exchange in March 2020, the limit for the total amount of foreign debt is 2.5 times its net assets. Moreover, any medium or long-term loan to be provided by us to Hainan ZKGC or to our PRC subsidiary must also be filed and registered with the NDRC. We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be reported to the Ministry of Commerce, or MOFCOM, or its local counterpart. In addition, a foreign invested enterprise is required to use its capital pursuant to the principle of authenticity and self-use within its business scope.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency- denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to Zhongke WFOE or to Hainan ZKGC, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued Notice by the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or Circular 28, which took effect on the same day. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to Zhongke WFOE or to Hainan ZKGC or future capital contributions by us to Zhongke WFOE. As a result, uncertainties exist as to our ability to provide prompt financial support to Zhongke WFOE or to Hainan ZKGC when needed. If we fail to complete such registrations or obtain such approvals, our ability to use capital invested in ZKGC Cayman to capitalize or otherwise fund the operations of Hainan ZKGC may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. Unless Zhongke WFOE or Hainan ZKGC were able to find other funding sources, the business of Hainan ZKGC could fail for lack of sufficient working capital.

Rules recently adopted by the Cybersppace Administration of China may restrict our ability to finance the VIE from the proceeds of securities offerings by ZKGC Cayman.

On January 4, 2022 the Cyberspace Administration of China (“CAC”) adopted rules mandating that an issuer who is a “critical information infrastructure operator” or a “data processing operator” as defined therein and who possesses personal information of more than one million users, and intends to have its securities listed for trading in a foreign country must complete a cybersecurity review by the CAC. Alternatively, relevant governmental authorities in the PRC may initiate cyber security review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. The rules became effective on February 15, 2022.

The new CAC rules do not appear to apply to Hainan ZKGC or Network ZKGY at this time. First, the number of users of Hainan ZKGC’s services is far short of one million in number. Moreover, the software used by Network ZKGY to collect user information is based on a wechat applet that collects the phone number and identity information of users during registration after informing them of their privacy rights and soliciting approval of an online privacy contract. Finally, Hainan ZKGC does not sell or transfer any of the user information that it collects. To our knowledge, the procedures used by Hainan ZKGC to collect user information comply with all current laws.

The continued expansion of business operations by Hainan ZKGC, however, could bring that company within the scope of authority of the CAC rules. CAC rules may also expand the protections involved in collection of user information. Hainan ZKGC may face challenges in addressing such enhanced regulatory requirements and in making necessary changes to its internal policies and practices in data privacy and cybersecurity matters. If Hainan ZKGC is unable to develop the security structures required by the CAC, it may be prevented from carrying on its collection of user data. In addition, it Hainan ZKGC is unable to satisfy the CAC’s cybersecurity review, it may be prevented by the CAC from accepting loans from Zhongke WFOE that arise from offshore offerings of the Ordinary Shares of ZKGC Cayman. In that event, our ability to finance the business of Hainan ZKGC could be hindered, which could prevent Hainan ZKGC from achieving profitable operations.

Increased regulation of offshore offerings by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

On July 6, 2021, PRC government authorities published the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies. They propose to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which had a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. The Draft Rules stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

PRC laws and regulations governing the VIE’s current business operations are sometimes vague and subject to interpretation. Moreover, the PRC has recently adopted regulatory policies regarding the conduct of business in the PRC that have had sudden adverse effects on business operations. Any changes in PRC laws and regulations or in their interpretation may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation, application and enforcement of PRC laws and regulations, including but not limited to the laws and regulations governing the business of Hainan ZKGC. These laws and regulations are sometimes vague and are subject to future changes, and their official interpretation and enforcement by the various branches of the PRC government may involve substantial uncertainty. The PRC legal system is based in part on governmental policies and internal rules some of which are not published on a timely basis or at all. New laws, regulations, rules and policies that affect existing and proposed future businesses may also be applied retroactively.

The principles of substantive due process that apply to the regulatory scheme in the United States are not honored in China. As a result, particularly in the past several years, enterprises operating in China are often subject to policies adopted by the government without prior notice that have had sudden and significant adverse effect on the ability of the enterprise to conduct its business. We cannot predict with certainty what effect existing or new PRC laws or regulations may have on the business of the VIE. If restrictions are adopted that make it impossible for Hainan ZKGC to operate profitably, your investment could become worthless.

Although the audit report included in this Report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ordinary shares may be delisted or prohibited from trading.

The audit report included in this Report was issued by Michael T. Studer CPA, P.C., a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Michael T. Studer CPA, P.C. in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB.

There have been recent deliberations within the U.S. government regarding limiting or restricting China-based companies from accessing U.S. capital markets. On December 18, 2020, the Holding Foreign Companies Accountable Act (the “HFCAA”) was signed into law. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The SEC is assessing how to implement the requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

Should the PCAOB be unable to conduct an inspection of our auditor’s work papers in China, it will make it difficult to evaluate the effectiveness of our auditor’s audit procedures or equity control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and out securities. In addition, by reason of the regulations described above, our Ordinary Shares could be delisted or excluded from trading on any U.S. platform.

Failure to make adequate contribution to various employee benefit plans, as required by PRC regulations, may subject Hainan ZKGC to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. Such companies must contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, earned by employees up to a maximum amount specified by the local government from time to time at locations where the employees are based. The requirement to contribute to employee benefit plans has not been implemented consistently by the local governments in China, reflecting the different levels of economic development in different locations. For the sake of efficient administration and to optimize the cash flows of Hainan ZKGC and Network ZKGY, the VIE does not make the contribution to benefit plans for its employees. Due to its failure to make contributions to employee benefit plans, Hainan ZKGC could be required to make the contributions to these plans as well as to pay late fees and fines. We have accrued liability for the unpaid contributions on our financial statements. However, if the amount of our estimates is inaccurate, our financial condition and cash flow may be adversely affected if Hainan ZKGC was required to pay late fees or fines in relation to the underpaid employee benefits.

Dividends payable to foreign investors and gains on the sale of our Ordinary Shares by our foreign investors may become subject to PRC taxation.

Under the Enterprise Income Tax Law and its implementation regulations, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have an establishment or place of business but the dividends are not effectively connected with the establishment or place of business, to the extent these dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Similarly, any gain realized on the transfer of shares of a PRC resident enterprise by these investors is also subject to PRC tax at a current rate of 10%, subject to any exemption set forth in relevant tax treaties. If we are deemed a PRC resident enterprise, dividends paid on our Ordinary Shares and any gain realized by the non-resident enterprise investors from the transfer of our Ordinary Shares may be treated as income derived from sources within the PRC and as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our Ordinary Shares by these investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear, if we are considered a PRC resident enterprise, whether holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas and claim foreign tax credit if applicable. If dividends payable to our non-PRC investors, or gains from the transfer of our Ordinary Shares by these investors are subject to PRC tax, the value of your investment in our ADSs and/or ordinary shares may decline significantly.

You may experience difficulties in effecting service of a legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this Report based on foreign laws.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. However, the VIE conducts substantially all of its operations in China, and substantially all of the assets reflected on our balance sheet are located in China. In addition, all of our senior executive officers reside within China and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands or the United States. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. To the extent that the discussion in this paragraph relates to matters of PRC tax law, it represents the opinion of Zhonglun W&D Law Firm, our PRC counsel.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of a mutual and practical cooperation mechanism.

Risks Related to the VIE Structure

We rely on contractual arrangements with Hainan ZKGC and Liao Jinqi to exercise control over the operations of Hainan ZKGC, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Hainan ZKGC and Liao Jinqi to conduct operations through the VIE in China. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over Hainan ZKGC. For example, Hainan ZKGC and Mr. Jinqi could breach their contractual arrangements with us by, among other things, failing to conduct the operations of Hainan ZKGC in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Hainan ZKGC, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Hainan ZKGC, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Hainan ZKGC and Mr. Jinqi of their obligations under the contracts to exercise control over Hainan ZKGC. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

Neither the Government of the PRC nor the Chinese legal system has ever formally acknowledged the legality of using a VIE-type contractual arrangement where direct ownership of a Chinese entity is forbidden. If the government determines that the VIE contracts are illegal or unenforceable, our Ordinary Shares may become worthless.

Foreign ownership of value-added telecommunications services, such as those provided by Hainan ZKGC, is restricted by the laws of the PRC. Primarily for this reason, our Company does not directly engage in the business of providing charging stations, but instead has entered into a series of contracts with Hainan ZKGC that are intended to provide our Company with control over the operations of Hainan ZKGC and the right to receive the net profits realized by Hainan ZKGC. These contracts are customarily identified as “VIE Agreements”, as they are designed to cause the operating company to be treated under U.S. generally accepted accounting principles as a “variable interest entity”, whose profits and losses can be consolidated with those of its contractual counterpart.

One significant risk of this structure is that the Chinese government has never expressly acknowledged it as a way to legally navigate the country’s investment restrictions.  The Chinese government could determine at any time and without notice that the underlying contractual arrangements on which our control of Hainan ZKGC is based do not comply with PRC regulations, or PRC regulations could change or be interpreted differently in the future so as to render the VIE agreements unenforceable.  Any such determination from the Chinese government would cancel our legal entitlement to control the operations of Hainan ZKGC. Because our right to consolidate the financial results of Hainan ZKGC in our financial reports depends on our contractual control over Hainan ZKGC, the elimination of that control would force us to deconsolidate, leaving ZKGC Cayman with no reportable operating results and limited equity. In that event, it would be likely that all or most of the value of your investment in ZKGC Cayman would be eliminated.

All or most of the value of an investment in ZKGC Cayman depends on the enforceability of the VIE Agreements between Zhongke WFOE and Hainan ZKGC. A breach of any of the VIE Agreements between Zhongke WFOE and Hainan ZKGC (or its officers, directors, or Chinese equity owners) will be subject to Chinese law and jurisdiction.  We cannot assume that the Chinese legal system would enforce the VIE Agreements. If judicial or regulatory determinations are made in China that contractual relationships such as ours with the VIE are unenforceable under Chinese law, we would be unable to assert contractual control over Hainan ZKGC and/or, perhaps, Zhongke WFOE, the entities that carry on all of the operations described in this Report. In that event, it will be likely that the value of any Ordinary Shares of ZKGC Cayman that you may own will significantly diminish or be eliminated.

Although we cannot predict with certainty the results that would occur if the Chinese government or its judiciary determined that VIE relationships such as ours are illegal, it does appear likely that the relationship between ZKGC Cayman and Hainan ZKGC would end. Because foreign ownership of companies providing value-added telecommunications services in China is barred by Chinese regulations, we would not be able to replace the VIE relationship with direct ownership of Hainan ZKGC by ZKGC Cayman. ZKGC Cayman would, therefore, be left with the choice of entering into a different business activity or terminating its business operations and dissolving. Dissolution under those circumstances would likely cause investors in ZKGC Cayman to lose most or all of their investment.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunications services that the VIE and its subsidiaries conducts are subject to foreign investment restrictions set forth in the Special Management Measures (Negative List) for the Access of Foreign Investment issued by the MOFCOM, and the National Development and Reform Commission, or the NDRC, effective July 2020.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law (2019), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law (2019), “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activity in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions must be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

The contractual arrangements we have entered into with Hainan ZKGC may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to Hainan ZKGC were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and therefore adjust the income of Hainan ZKGC in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Hainan ZKGC for PRC tax purposes, which could in turn increase its tax liabilities without reducing the PRC tax expenses of Zhongke WFOE. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on Hainan ZKGC for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if Hainan ZKGC’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

Risks Related to the Organization of our Holding Company in the Cayman Islands

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities regulations applicable to U.S. domestic public companies. We are also governed by Cayman Island principles

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies or written consents in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities, as well as the sections that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under Regulation FD prohibiting selective disclosure by issuers of material nonpublic information.

We will be required to file an annual report on Form 20-F within four months after the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If we achieve a listing on the Nasdaq Global Market, the NYSE or the OTCQX, because we are a company incorporated in the Cayman Islands, we will be permitted to adopt certain home country practices in relation to corporate governance matters, and those home country practices would differ significantly from the corporate governance requirements applicable to U.S. domestic issuers. For example, shareholders of Cayman Islands exempted companies such as ZKGC Cayman have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. In addition, Cayman Islands does not require us to comply with the following corporate governance listing standards of both the NYSE and NASDAQ: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE and NASDAQ corporate governance listing standards applicable to U.S. domestic issuers.

Our home country practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirements applicable to U.S. domestic issuers. At present, we have not determined whether or to what extent we will rely on home country practice with respect to our corporate governance.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and certain of our officers and directors are residents of jurisdictions outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our Memorandum and Articles of Association as amended from time to time, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our board of directors, management or controlling shareholders than they would as public shareholders of a U.S. company.

Risks Related To Our Management

The loss of the services of our Chairman our failure to timely identify and retain competent personnel could negatively impact our ability to develop our products and sales.

Liao Jinqi, Chairman of both ZKGC Cayman and Hainan ZKGC, is the sole executive officer responsible for our operations and the operations of Hainan ZKGC, and is also the primary source of the know-how that governs the installation of charging stations. Our future success depends upon the continued service of Mr. Jinqi, as well as on our ability to identify and retain additional competent executives with the skills required to execute our business objectives. The loss of the services of any of our officers or our failure to timely identify and retain competent personnel could negatively impact our ability to develop a competitive position in the market for charging stations, which would adversely affect our financial results and impair the growth of Hainan ZKGC.

Our internal controls over financial reporting may not be effective, which could have a significant and adverse effect on our business and reputation.

As a newly public reporting company, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404. If we do not remediate any material weaknesses in our internal controls, our reported financial results could be materially misstated or could subsequently require restatement, and we could be subject to investigations or sanctions by regulatory authorities.

Our board of directors acts as our compensation committee, which presents the risk that compensation and benefits paid to those executive officers who are board members and other officers may not be commensurate with our financial performance.

A compensation committee consisting of independent directors is a safeguard against self-dealing by company executives. Our board of directors, which has no independent members, acts as the compensation committee for the Company and determines the compensation and benefits of our executive officers, will administer our employee stock and benefit plans, if any, and reviews policies relating to the compensation and benefits of our employees. Our lack of an independent compensation committee presents the risk that an executive officer on the board may have influence over his or her personal compensation and may obtain benefits levels that may not be commensurate with our financial performance.

Limitations on director and officer liability and indemnification of our Company’s officers and directors by us may discourage shareholders from bringing a lawsuit against an officer or director.

Our Company’s Memorandum and Articles of Association provide that a director or officer shall not be personally liable to us or our shareholders for breach of fiduciary duty as a director or officer, except for acts or omissions which involve actual fraud or willful default. These provisions may discourage shareholders from bringing a lawsuit against a director or officer for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on the Company’s behalf against a director or officer.

Our management has no experience managing a public company.

At the present time, none of our management or any person associated with the Company has experience in managing a public company. This may hinder our ability to establish effective controls and systems and comply with all applicable requirements associated with being a public company. If compliance problems result, these problems could have a material adverse effect on our business, financial condition or results of operations. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management and other personnel will need to devote a substantial amount of time to our new compliance requirements. Moreover, these requirements will increase our legal, accounting and financial compliance costs and will make some activities more time-consuming and costly. These requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Hainan ZKGC may have difficulty establishing adequate management, legal and financial controls in the PRC.

Hainan ZKGC may have difficulty in hiring and retaining a sufficient number of qualified employees to perform financial management services in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as will be required under Section 404 of the Sarbanes Oxley Act of 2002.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Chairman, Liao Jinqi, organized Hainan ZKGC on August 11, 2020 and Network ZKGY on September 28, 2020 to carry out the business plan he developed.

After deciding that a listing in the U.S. would best serve our capital requirements, we organized ZKGC Cayman on May 31, 2021 and subsequently organized ZKGC International and Zhongke WFOE later in 2021 in order to achieve the optimal corporate structure for securities listing and tax purposes. As of October 18, 2021, the Company had been organized by ZKGC Cayman’s acquisition of ZKGC International and ZKGC International’s acquisition of Zhongke WFOE, and the Company’s business had been organized by Zhongke WFOE’s acquisition of contractual control over the operations of Hainan ZKGC and its subsidiary, Network ZKGY.

The following diagram illustrates our corporate and operating structure:

Contractual Arrangements

Due in part to limitations under PRC law on foreign investment in value-added telecommunications services, we conduct substantially all of the operations in China reflected in our financial statements through contractual arrangements with Hainan ZKGC and Network ZKGY, our consolidated variable interest entities, and their shareholders. We do not hold any equity interest in either Hainan ZKGC or its subsidiary, Network ZKGY. We depend on Hainan ZKGC and Network ZKGY to operate substantially all of the business reflected in our financial statements. We have entered into contractual arrangements with Hainan ZKGC and its shareholder, which enable us to:

●	direct the activities of Hainan ZKGC and Network ZKGY that most significantly impact their economic performance;

●	absorb losses and receive benefits from Hainan ZKGC’s and Network ZKGY’s operations; and

●	have an exclusive option to purchase, to the extent permitted by applicable PRC law, all of the equity interests in Hainan ZKGC.

Set forth below is a summary of those contractual arrangements. This summary is qualified in its entirety by reference to the relevant agreements, which have been incorporated by reference as exhibits to this Report.

Exclusive Business Cooperation Agreement

Under the Exclusive Business Consulting Agreement between Zhongke WFOE and Hainan ZKGC, Zhongke WFOE has the exclusive right to provide to Hainan ZKGC marketing, management, consulting and other services related to its business operations. Most significantly, Zhongke WFOE will license to Hainan ZKGC intellectual property relating to the operation of Charging Stations and will provide Hainan ZKGC consulting services and technical support regarding the development, marketing and installation of Charging Stations. Zhongke WFOE will also provide the software development services required for Zhongke WFOE to expand its client base.

In compensation for the services and licenses provided by Zhongke WFOE, Hainan ZKGC will pay Zhongke WFOE a quarterly fee equal net income of Zhongke WFOE for the preceding quarter less any losses carried forward from prior quarters. The Exclusive Business Consulting Agreement will remain in effect until terminated by the parties.

Equity Interest Pledge Agreement

Liao Jinqi, who owns all of the registered equity in Hainan ZKGC, has entered into an Equity Interest Pledge Agreement with Zhongke WFOE. Pursuant to this agreement, Mr. Jinqi pledged all of his equity interest in Hainan ZKGC, including the right to receive dividends, to Zhongke WFOE to secure the performance of Hainan ZKGC’s obligations under the Exclusive Business Consulting Agreement described above. If Hainan ZKGC breaches relevant contractual obligations under this agreement, Zhongke WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Jinqi has agreed not to transfer or create any new encumbrance on his equity interests without the prior written consent of Zhongke WFOE. The Equity Interest Pledge Agreement shall terminate when Hainan ZKGC has fully performed its obligations under the Exclusive Business Consulting Agreement.

Exclusive Option Agreement

Under the Exclusive Option Agreement among Zhongke WFOE, Hainan ZKGC and Liao Jinqi, Mr. Jinqi irrevocably granted Zhongke WFOE or its designated person(s) an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of his equity interest in Hainan ZKGC. The purchase price for the equity interest in Hainan ZKGC shall be determined through consultation according to the appraisal value approved by the relevant authorities and shall be the minimum amount permissible under PRC law. The Exclusive Option Agreement will be valid until all of the equity interest in Hainan ZKGC has been transferred to Zhongke WFOE. The Exclusive Option Agreement provides, among other things, that without Zhongke WFOE’s prior written consent:

●	Liao Jinqi may not transfer, encumber, grant a security interest in, or otherwise dispose of any equity interest in Hainan ZKGC, except as provided in the Exclusive Option Agreement;

●	Hainan ZKGC may not (i) sell, transfer, grant security interest in or otherwise dispose of any assets, business, revenue or interest, (ii) enter into any material contract except for those incurred in the ordinary course of business, or (iii) incur any liabilities (except for those incurred in the ordinary course of business) or extend loans or credit facilities to any third party;

●	Hainan ZKGC may not declare or pay any dividends and its shareholder must remit in full any funds received from Hainan ZKGC to Zhongke WFOE; and

●	Hainan ZKGC may not merge with or acquire any third parties, or make investment in any third parties.

Power of Attorney

Liao Jinqi has executed a power of attorney appointing Zhongke WFOE to be his attorney and irrevocably authorizing it to vote on his behalf on all of the matters of Hainan ZKGC that require shareholders’ approval. The power of attorney is effective so long as the grantor is a shareholder of Hainan ZKGC.

B. The Business of Hainan ZKGC

Hainan ZKGC was organized under the law of the PRC on August 11, 2020; its 99%-owned subsidiary, Network ZKGY, was organized under PRC law on September 28, 2020. Together they are engaged in the business of constructing and operating charging stations for electric vehicles (“EV”). All of the charging stations installed by Hainan ZKGC are linked to a software platform provided by Network ZKGY under the tradename “Charging Cloud SaaS Platform” (the “SaaS Platform”), which enables the parties responsible for each charging station to monitor and manage the charging stations.

Hainan ZKGC distributes its charging stations in three ownership classes:

●	ZKGC-Owned. These stations are installed on leased property by Hainan ZKGC, which retains ownership of the charging station, pays the maintenance costs, and manages the station through the SaaS Platform;

●	Joint Ownership. These stations are jointly-owned by Hainan ZKGC and a “Property Partner”. The Property Partner pays a portion of the installation fee, shares the cost of maintaining the station with Hainan ZKGC and is charged a portion of the standard fee for use of the SaaS Platform. Hainan ZKGC manages the charging station, and shares net revenues with the Property Partner.

●	Independent Ownership. Hainan ZKGC sells full ownership of these charging stations to the Property Partners, who pays Hainan ZKGC the cost of the installation and is responsible for the costs of maintaining the station. Hainan ZKGC enters into an ongoing contract with each Property Partner in an Independent Ownership situation, pursuant to which Hainan ZKGC consults with the Property Partner regarding operation of the station, provides payment processing services, and provides use of the SaaS Platform. In some cases, Hainan ZKGC also provides maintenance services.

The offices of Hainan ZKGC are located in Haikou City, which is the capital city of Hainan Province. Located in the southeast area of the PRC, off the coast of Guangdong, Hainan Province is the smallest province in the PRC and is comprised of Hainan Island, the largest island in the PRC, and two hundred much smaller islands. The population of Hainan, officially known as Hainan Dao, recently passed 10 million persons. High speed railroads, highways and ferry service connect Hainan Province to the mainland, making it relatively easy to secure supplies. The price of electricity in Hainan is approximately equal to the mainland price.

To date, Hainan ZKGC has installed charging stations in 4 provinces in China, including Hainan, Guangdong, Guangxi, and Shanxi. Its business plan is to rapidly add more charging stations in the existing four provinces in 2023, expand its operations to surrounding provinces. The company is also planning on applying for designation of High Tech and Innovative Company with local authorities to gain access to government incentives and tax saving programs. The Company is also actively looking for more talents to join to firm.

The Charging Station Industry in China

In recent decades, China’s rapid economic growth has enabled more and more consumers to buy their own cars. The result has been the creation of the largest automotive market in the world—but also serious urban air pollution, high greenhouse gas emissions, and growing dependence on oil imports. To counteract those troubling trends, the Chinese government has imposed policies to encourage the adoption of plug-in electric vehicles (EVs). Since buying an EV costs more than buying a conventional internal combustion engine vehicle, in 2009 the government began to provide generous subsidies for EV purchases. As a result, China became the world’s largest market for EV’s, accounting for approximately 50% of global sales. In 2020 1.1 million EVs were produced and sold in China. The central government’s “New Energy Vehicle Industry Development Plan (2021 - 2035) predicts that sales of new energy vehicles will account for 20% of car sales in China in 2025.

As the number of EV purchases grew, paying for the subsidies became extremely costly for the government. As a result, beginning in 2020, China’s government began to phase out the subsidies and instead rely on a mandate imposed on car manufacturers. The mandate requires that a certain percent of all vehicles sold by a manufacturer each year must be battery-powered. To avoid financial penalties, every year manufacturers must earn a stipulated number of points, which are awarded for each EV produced based on a complex formula that takes into account range, energy efficiency, performance, and more. The requirements get tougher over time, with a goal of having EVs make up 40% of all car sales in China by 2030.

The mandate on vehicle manufacturers to produce EVs is supplemented by a number of Chinese government policies:

●	Tax exemptions. The Chinese government exempts electric vehicles from consumption and sales taxes, which can save purchasers tens of thousands of RMB (equivalent to thousands of dollars). It also waives 50% of vehicle registration fees for electric vehicles.

●	Procurement. The Chinese government also uses its procurement power to promote electric vehicles. A May 2016 order required that half of new vehicles purchased by China’s central government be new energy vehicles within five years.

●	New auto factory requirements. Chinese regulations strongly discourage the construction of factories for manufacturing internal combustion engine vehicles only. Subject to exceptions that are difficult to satisfy, any new vehicle factory is required to include capacity for the construction of electric vehicles.

Since EVs will be useless without charging stations, the Chinese central government has promoted the development of EV charging infrastructure as a matter of national policy. As the central government has withdrawn subsidies for purchase of EVs, it has redirected a significant portion of those funds to support the development of EV infrastructure, primarily charging stations. In November 2020, the General Office of the State Council promulgated its “Development Plan of the New Energy Vehicle Industry (2021 - 2035), in which it mandated financial support for the construction of charging stations and proposed preferential policies with respect to allocation of space in parking lots to charging stations. China State Grid and China Southern Grid, China’s two state-owned electric utilities, both have programs to promote the development of electric vehicle charging infrastructure.

Hainan Province has also been aggressive in support of EVs and EV infrastructure. Currently, residents of Hainan are restricted in their purchases of fossil fuel vehicles by a lottery system, while there is no restriction on purchase of clean energy vehicles. Rather the Province subsidizes certain purchases of EVs, and encourages insurance companies to provide preferential premiums for EVs. Moving forward, Hainan Province has mandated that sales of internal combustion engine vehicles will be banned in Hainan Province after 2030. In February 2021, the Hainan Provincial People’s Government published its “2021 Action Plan for Promotion of Clean Energy Vehicles in Hainan Province” in which it directed the construction of 10,000 charging stations in Hainan Province to insure that the ratio of pure electric vehicles to charging stations will be below 2.5:1 by the end of 2021.The Action Plan also mandated that 80% of the Province’s highway service areas include EV charging capacity, and provided for reduced parking fees while charging.

Hainan ZKGC Charging Stations

To take advantage of the market demand being instigated by the central and provincial governments, Liao Jinqi established Hainan ZKGC to be a full service provider and maintainer of EV charging stations. Having supervised the construction and installation of charging stations in his prior employment, Mr. Jinqi was able to choose components from a variety of manufacturers that would work efficiently together. The components of a charging station are a power grid, transformers, charging poles, software components, casing and a heavy duty transformer. Each of the parts is a standard electrical or electronic component, which Hainan ZKGC can purchase from multiple sources. Currently Hainan ZKGC does business with fourteen  suppliers of components. Hainan ZKGC typically pays 40% of the purchase price to the supplier in advance when placing the order, 30% on receipt of materials, and the remainder is paid on completion of the contract.

The components are assembled into a charging station by employees of Hainan ZKGC, with the exception of the heavy-duty transformer. The heavy-duty transformer is the power switch that prevents overloads and short circuits through the use of grounding conductors and indicators. Although the transformer is delivered from the manufacturer fully fabricated, onsite installation includes cable connection, verification of protection settings, and transmission testing. For this reason, installation is regulated and only licensed contractors are permitted to perform the installation. The heavy-duty transformers incorporated in ZKGC’s charging stations are installed by China Southern Power Grid, one of the largest utilities in southern China. Hainan ZKGC also purchases electricity from China Southern Power Grid.

To date, Hainan ZKGC has marketed its stations primarily by word of mouth, as well as by locating stations with its identifiers in public areas. A purchaser interested in joint ownership executes an Investment Cooperation Contract of Intelligent Charging Station, which is usually a fifteen year contract that specifies the amount each party will invest in the installation, the percentage profit share allocated to each party, and the relative responsibilities for management of the station. If the purchaser prefers independent ownership of the station, he will sign a different form of Investment Cooperation Contract of Intelligent Charging Station, in this case providing for a ten year agreement, with Hainan ZKGC providing certain specified maintenance services and receiving a profit participation of, usually, 10%. In each case, the owner of the property on which the station will be located, if different from the purchaser, may be a third party with a smaller profit participation.

Installation of a charging station in China requires the specific approval of the Provincial Development and Reform Commission. If the location is being newly developed, the application must comply with relevant construction application procedures. Others, such as construction in existing parking lots, require application to the Development and Reform Commission only. The Commission’s agents review each completed installation for compliance with local construction, electric and industrial standards, and only upon satisfactory review is the charging station connected to the electric grid.

As of the date of this filing, Hainan ZKGC has 268 charging stations in 49 locations, of which 63 stations in 5 locations are currently under construction. From the ownership perspective, 14 stations are fully owned by Hainan ZKGC, 47 stations are jointly owned by Hainan ZKGC, and the rest are independently owned by Property Partners.

SaaS Platform

Each charging station sold or operated by Hainan ZKGC is linked to the SaaS Platform owned by Network ZKGY, which is part of the services provided by Hainan ZKGC under the Investment Cooperation Contracts. The SaaS Platform is being developed for Network ZKGY by Guangdong Liufutian Network Technology Co., Ltd. under a contract that calls for three stages of development plus ongoing maintenance services by the developer. The first two stages, which were necessary for functionality, have been completed. The third stage, which will allow data sharing and analysis among the charging stations tied to the network, is in development.

Network ZKGY has registered the copyright on six packages comprising the SaaS Platform. In brief, the functions of each package involve:

●	Package One: Provides site revenue analysis, site equipment status, maintenance status, as well as a function to allow the manager to adopt pricing changes and operational strategies.

●	Package Two: Provides vehicle for inputting the terms of the profit share, which facilitates automatic cash settlement among the owners and Hainan ZKGC.

●	Package Three: Provides procurement services, including intelligent charging as well as purchases of equipment and spare parts as needed. Data analysis included in the Platform allows automatic adjustment to market demands.

●	Package Four: Provides data to customers using the Zhongke Fast Charging app, including station location, prices, location map, payment processing, and other facilities useful to customers.

●	Package Five: Provides usage and billing data on a per customer or per group basis.

●	Package Six: Facilitates remote monitoring and remote maintenance of the charging station.

With the proliferation of charging stations, the facility of the SaaS Platform to allow the charging station owner/manager to remotely and promptly adjust pricing to changes in the market is crucial to maintaining a competitive advantage. Electricity prices in China are generally fixed by formulas developed by local government. The Hainan Development and Reform Commission, for example, divides each day into three eight hour segments: peak, normal and valley. Electricity is priced differently in each segment. The ability of station managers to adjust to changes in prices for specific segments is very useful to maintaining profits and competitive status.

Competition

The charging station industry in China and in Hainan Province is heavily populated, as the industry has relatively low barriers to entry. The principal competitors are Qindao TGood EVC Co., Ltd., which operates more than 350,000 charging stations in the PRC, and Jiangsu Wanbang Charge Equipment Co., Ltd., which operates more than 600,000 charging stations in the PRC.

Hainan ZKGC believes it can achieve and maintain a substantial competitive positions by reason of the quality of its product, the utility of its SaaS Platform, and the skill of Liao Jinqu at site assessment.

Intellectual Property

Hainan ZKGC has made six copyright registrations with the government of the PRC, one for each package included in the SaaS Platform. Each of the six copyrights was first issued in the fall of 2020. Article 23 of the Copyright Law of the People’s Republic of China provides that a registered copyright on software remains valid for fifty years from the date of first issue.

COVID-19

The COVID-19 pandemic had a significant adverse effect on the business climate in the PRC. Hainan Province, however, perhaps by reason of its isolation as an island, was relatively unaffected, with only 190 COVID cases reported through 2021. In 2022, however, a resurgence of COVID cases has led China’s government to impose quarantine regulations throughout China, which has reduced traffic and tourism activities in Hainan Island. Visitors to Hainan Island are required to provide a record of vaccination and a 48-hour COVID-19 test report at the port entrance. Visitors from high-risk areas (Shanghai, Beijing, Liaoning Sichuan and Henan) are required to perform self-quarantine for at least seven days after entering the Island. The local authority has also imposed temporary regional lockdowns from time to time in 2022.

Despite the disruption to tourism, the business of Hainan ZKGC has not been significantly affected by the COVID-19 pandemic. Residents of Hainan Island are permitted to travel without restrictions within Hainan, and their increased on-Island activities have offset the reduction in travelers from the Mainland. The growth in revenue that Hainan ZKGC has experienced appears to be unaffected by the reduction in tourism. The Company’s expansion to mainland China is another important factor contributing the increasing revenue.

Hainan ZKGC has acted aggressively to assure that customers feel comfortable using Hainan ZKGC’s charging stations. The charging stations are self-serving and placed at safe distances from each other. Customers and any service personnel on site are required to wear suitable face masks and are encouraged to maintain a safe distance from each other. Hainan ZKGC’s sustained revenues indicate that customers feel safe in charging their vehicles.

The future impact of COVID-19 in the PRC is uncertain. If a significant number of infections are reported in the regionals where the Company conduct business, the government will likely impose more strict quarantine measures. To the extent that quarantine measures reduced traffic, the business of Hainan ZKGC would be adversely affected.

D. Property

Within Haikou City, Hainan ZKGC leases three dormitory rooms for its employees and one location for its executive offices. The leases terminate in 2023. The aggregate annual rental fee is $17,000.

At the present time, all of the charging stations are assembled at their final location. The vendors deliver the component parts to that location and the staff of Hainan ZKGC assembles them onsite; then the utility company installs the heavy-duty transformer. Because Hainan ZKGC requires no manufacturing or assembly location, its management believes that the facilities under lease, being offices and dormitories, are adequate for present operations. However, as Hainan ZKGC grows, additional facilities will be required.

Reports to security holders

The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report. The Company has no current plan to make financial information or other documents available for inspection in the United States, other than through filing with the SEC.

The Company will file reports with the SEC. The Company will be a reporting foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain of the reporting requirements under the Exchange Act. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and we do not expect to provide proxy statements. As a foreign private issuer, we will file annual reports containing our financial statements audited by an independent public accounting firm on Form 20-F with the SEC. We are not required to file quarterly reports containing our unaudited financial data with the SEC and do not expect to do so. We will also be required to file with the SEC, under Form 6-K, copies of each material document that we are required to publish, or have published, under Cayman Islands law, or that we have distributed to our non-U.S. shareholders. We are not aware of any document that we are required to publish under Cayman Islands law.

(c) The public may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Section at 100 F Street N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this Report. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this Report.

A. Operating Results

For the Year Ended May 31, 2022 and for the Period from August 11, 2020 (inception) Ended May 31, 2021

Revenue and Gross Profit

Total revenues for the year ended May 31, 2022 and for the period from August 11, 2020 (inception) through May 31, 2021 were $2,925,895 and $320,012, respectively. The revenue on transactions subject to value-added taxation (VAT) is recorded net of the applicable VAT. Until August 2021, Hainan ZKGC was subject to VAT of only 3% because it was classified as a small-scale taxpayer which was reduced to 1% until December 31, 2021 due to the Covid-19 pandemic. In August 2021, when Hainan ZKGC’s revenues passed 5,000,000 RMB, the value added tax rate increased to 13%.

For the year ended May 31, 2022 the allocation of this revenue among the three sources of revenue was:

		Year Ended May 31,	From August 11, 2020 (Inception) through May 31,
Revenue Source		2022	2021
●	Hainan ZKGC- owned charging stations:	$252,828	$65,982
●	Sales of charging stations and piles:	1,657,599	177,280
●	Third-party Owned charging stations:	1,015,469	76,750
		$2,925,896	$320,012

The principal components of the direct costs that Hainan ZKGC incurs from production of revenue vary from one revenue source to the next:

Revenue Source		Principal Costs
●	Hainan ZKGC- owned charging stations:	electricity, revenue share with Property Partners, site usage fees, depreciation
●	Sales of charging stations and piles:	cost of stations
●	Third-party Owned charging stations:	revenue share to station owner, costs of station operation, amortization of software cost

For the year ended May 31, 2022, Hainan ZKGC’s revenue and cost of revenue by revenue source were:

	Owned Stations	Sales of Stations and Piles	Third-party Owned Stations	Total
Revenue	$252,828	$1,657,599	$1,015,469	$2,925,896
Cost of Revenue	276,342	1,419,917	984,820	2,681,079
Gross Profit	$(23,514)	$237,682	$30,649	$244,817

During the period from August 11, 2020 (inception) to May 31, 2021, Hainan ZKGC’s revenue and cost of revenue by revenue source were:

	Owned Stations	Sales of Stations	Network Service	Total
Revenue	$65,982	$177,280	$76,250	$320,012
Cost of Revenue	61,704	130,787	72,978	265,469
Gross Profit	$4,278	$46,493	$3,772	$54,543

The profit margin realized by Hainan ZKGC for the year ended May 31, 2022 is not necessarily predictive of future profitability. Among the more significant factors that may cause Hainan ZKGC’s profit margin to vary from period to period are:

●	the unit price of electricity may vary from time to time;

●	the site usage fees paid by Hainan ZKGC and the revenue share payments to its Property Partners are determined in proportion to the revenue generated by individual charging stations, which is a function of usage of each particular station;

●	the cost incurred by Hainan ZKGC in securing the charging stations that it distributes vary among stations based on the types of charging stations and the parts used in manufacturing them.

Operating Expenses; Loss from Operations

Selling and marketing expenses were $4,820 and $21,147, respectively for the period from August 11, 2020 (inception) through May 31, 2021 and for the year ended May 31, 2022. This represented primarily advertising and business promotion expenses, maintenance, tax surcharges and other miscellaneous selling expenses.

General and administrative expenses increased by approximately $189,000, from $57,275 for the period from August 11, 2020 (inception) through May 31, 2021 to $245,880 for the year ended May 31, 2022. The primary components of general and administrative expense were IPO service fee, payroll expense, rent and depreciation and amortization costs. Payroll expense increased from approximately $18,000 for the period from August 11, 2020 (inception) through May 31, 202 to approximately $72,000 for the year ended May 31, 2022. Rent expense and depreciation and amortization costs increased by approximately $13,000 and $31,000, respectively, from $6,489 to $19,583 and from $7,106 to $38,141 during the same time period. IPO services fee was approximately $61,000 and the other approximately $55,000 was comprised of utility expenses, insurance, business entertainment and miscellaneous office expenses.

Operating expenses exceeded gross income by $7,552 and $22,210, representing the loss from operations for the period from inception to May 31, 2021 and for the year ended May 31, 2022, respectively.

Hainan ZKGC anticipates that its operating expenses will increase significantly as it expands its operations. The challenge to administrators will be to maintain a healthy relationship between gross income and operating expenses.

Net Income; Comprehensive Income

Total other income (expense) increased by approximately $25,000 from $59,122 for the period from August 11, 2020 (inception) through May 31, 2021 to $84,040 for the year ended May 31, 2022. The greater portion of that sum, $59,773 and $70,063, respectively, was the gain realized on the sale of a charging station that Hainan ZKGC had operated for a brief period of time.

The Corporate Income Tax rate in the PRC is 25%. In addition, Hainan ZKGC pays to Hainan Province an urban construction tax with an effective rate of 3.5%, an education surcharge with an effective rate of 1.5%, and a local education surcharge with an effective rate of 1%. When Hainan ZKGC achieved annual sales of 5,000,000 RMB (US$777,500), the tax rate for the three local taxes doubled. For the period from August 11, 2020 (inception) through May 31, 2021 and for the year ended May 31, 2022, Hainan ZKGC recorded a provision for income taxes of $15,764 and $23,019, respectively.

After adjusting for other expense and the provision for income taxes, net income were $35,806 for the period from August 11, 2020 (inception) through May 31, 2021 and $38,811 for the year ended May 31, 2022. However, because Hainan ZKGC owns only 99% of the equity in Network ZKGY, U.S. GAAP directs us to record all of the revenue and expenses attributable to the operations of Network ZKGY, and then offset the portion of that entity’s net loss that is attributable to the 1% non-controlling interest in the entity. For the period from August 11, 2020 (inception) through May 31, 2021 and for the year ended May 31, 2022, that adjustment resulted in an increase of $115 and $302 in the net income attributable to the Company.

Our reporting currency is the U.S. dollar. Our local currency, the Renminbi (RMB), is our functional currency. Results of operations and cash flow are translated at average exchange rates during the period being reported upon, and assets and liabilities are translated at the unified exchange rate quoted by Yahoo Finance on the balance sheet date. Translation adjustments resulting from this process are included in other comprehensive income (loss). For the period from August 11, 2020 (inception) through May 31, 2021 and for the year ended May 31, 2022, a foreign currency translation adjustment gain of $7,040 and a loss of $13,838, respectively, has been reported in the consolidated statements of operations and comprehensive income (loss).

Liquidity and Capital Resources

Implementation of the business plan of Hainan ZKGC will require substantial amounts of cash investment, primarily to fund the expansion of its fleet of charging stations. During the period from inception to May 31, 2021, Hainan ZKGC financed its initial growth almost exclusively from contributions to the capital of Hainan ZKGC by Liao Jinqi, our Chairman, who contributed $182,660 to capital during that period. That resource was supplemented by sales of 3,000,000 ordinary shares in November 2021 for gross proceeds of $61,313.

Going forward, we will have to develop external sources of investment capital in order to meet the goals for expansion set into the Hainan ZKGC business plan. To date, the only external financing that we have contributed to Hainan ZKGC was the proceeds of the private placement to the Selling Shareholders, which totaled approximately $61,000. These funds were paid into Hainan ZKGC as a non-interest-bearing loan from Zhongke WFOE. No amount of the loan has been repaid nor has Hainan ZKGC distributed any amount of its profits to Zhongke WFOE. We do not anticipate loan repayment or distributions by Hainan ZKGC to occur during the next several years, as we expect Hainan ZKGC to utilize all of its cash resources for purposes of expansion.

We will be permitted under PRC laws and regulations to provide funding to our PRC subsidiary, Zhongke WFOE, only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. Any loans to Zhongke WFOE, our PRC subsidiary, will be subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance loans it will make to Hainan ZKGC cannot exceed statutory limits and must be registered with the local counterpart of the State Administration on Foreign Exchange (“SAFE”), or filed with SAFE in its information system. We may also provide loans directly to Hainan ZKGC, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017. According to the Notice of the People’s Bank of China and the State Administration of Foreign Exchange on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by the People’s Bank of China and the State Administration of Foreign Exchange in March 2020, the limit for the total amount of foreign debt is 2.5 times its net assets. Moreover, any medium or long-term loan to be provided by us to Hainan ZKGC or to our PRC subsidiary must also be filed and registered with the NDRC. We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be reported to the Ministry of Commerce, or MOFCOM, or its local counterpart. In addition, a foreign invested enterprise is required to use its capital pursuant to the principle of authenticity and self-use within its business scope.

	Year Ended May 31,	From August 11, 2020 (Inception) through May 31,
	2022	2021

Net cash provided by (used in) operating activities	$269,596	$46,132
Net cash used in investing activities	(143,555)	(192,904)
Net cash (used in) provided by financing activities	(98,199)	238,505
Effect of exchange rate changes on cash	(5,503)	1,198
Net increase in cash	22,339	92,931
Cash, beginning	92,931	-
Cash, ending	$115,270	$92,931

The following summarizes the key components of our cash flows the period from August 11, 2020 (inception) through May 31, 2021 and for the year ended May 31, 2022:

        Operating Activities

 Net cash provided by operating activities was $269,596 for the year ended May 31, 2022, which was mainly attributable to net income of $38,811, depreciation and amortization of $91,056 and offset by gain on sale of asset of $70,063. Accounts payable increased faster than account receivable by $201,865.

Net cash provided by operating activities was $46,132 for the period from August 11, 2020 (inception) through May 31, 2021. Hainan ZKGC achieved relative parity between its net income of $35,806 and its net cash used by growing its accounts receivable balance slightly ($34,507) faster than it grew its accounts payable balance. Parity is also assisted by our method of accounting for work in process, as we capitalize as Construction Costs relating to Uncompleted Contracts Hainan ZKGC’s expenditures on development of charging stations while recording as a liability (Deferred Revenue) a portion of the projected expenses determined by the projected schedule for each development project.

Investing Activities

Net cash used in investing activities was $143,555 for the year ended May 31, 2022. Hainan ZKGC received $324,373 from sale of fully owned charging stations and paid $454,592 and $13,336, respectively, for purchase of property and equipment and intangible asset.

Net cash used in investing activities was $192,904 for the period from August 11, 2020 (inception) through May 31, 2021, of which $288,197 was used primarily to construct fully/partially owned charging stations and $86,507 was paid to a outsource software developer for writing Network ZKGY’s charging station software. These expenditures were partially offset when Hainan ZKGC sold a charging station after a short period of operations and realized $181,800 in cash proceeds.

Financing Activities

Net cash used in financing activities was $98,198 for the year ended May 31, 2022. $112,862 was used for loans to Liao Jinqi and $46,650 (RMB 300,000) was used to repay a third party loan. These uses were offset by $61,313 of proceeds from the private placement of 3,000,000 ordinary shares in November 2021 to the Selling Shareholders.

Net cash provided by financing activities was $238,505 for the period from August 11, 2020 (inception) through May 31, 2021, of which $182,600 represented capital contributions, primarily by Liao Jinqi, which was supplemented by advances, net of repayments, totaling $10,395. Hainan ZKGC also had use of $45,450 that a potential customer deposited in anticipation of purchasing a charging station. The customer cancelled the order after May 31, 2021, and the deposit was recorded as a third party loan until it was repaid.

Working Capital

The Company’s balance sheet as of May 31, 2022 and May 31, 2021 showed deficit working capital of $204,084 and $40,333, respectively. The primary reason for the deficit was our method of accounting for work in process. For each charging station that Hainan ZKGC begins to construct, it estimates the time required for construction, then allocate the estimated cost of construction over the estimated time, and recognize as “Contract liability” the growing liability for the estimated cost in proportion to the passage of estimated time. We also capitalize the costs that Hainan ZKGC incurs with respect to the project as “Construction in Progress”. As of May 31, 2022 Hainan ZKGC had one charging station under construction, and the excess of construction in progress over contract liability was $11,561. As of May 31, 2021, Hainan ZKGC had four charging stations under construction and the excess of contract liability over construction in progress was $78,167.

We believe that Hainan ZKGC’s revenues and operations will continue to grow and that the profits it should realize on completion of the construction in progress should be sufficient to support its operations for the next year. Nevertheless, in order to be competitive, Hainan ZKGC must establish a significant position among providers of charging stations. To accomplish that position, we will need to secure investment capital, either debt or equity.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are reasonably likely to have a material effect on the Company’s financial conditions, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

In our preparation of the financial statements for the year ended May 31, 2022 the period ended May 31, 2021, there were two estimates made which were (a) subject to a high degree of uncertainty and (b) material to our results. This was:

●	Our estimate that the construction of each new charging station would require an average period of sixty days, which estimate we used to measure Contract Liability, as described in Note 2 to our Financial Statements. This estimate was uncertain because it was based on our experience in constructing charging stations, which may not bear upon future construction.

●	Our estimate that the useful life of charging stations, for purposes of depreciation, is five years. The estimate is uncertain because it is based on our prior experience, which may not apply to charging stations currently being installed.

Recent Accounting Pronouncements

See Note 2 in the Notes to the Consolidated Financial Statements for a discussion of recently issued accounting standards.

Off-Balance Sheet Arrangements

The Company presently has no off- balance sheet commitments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

ZKGC Cayman

The sole director and senior manager of ZKGC Cayman is identified in the following table.

Name	Age	Position/Title
Liao Jinqi	48	Director; Chairman

Liao Jinqi is the founder of our company and has been our chairman and chief executive officer since our inception. Mr. Liao has many years of experience in the construction and management of charging stations, and is skilled in assessing the feasibility of a charging station location. Prior to organizing Hainan ZKGC in 2020, Mr. Jinqi was for one year employed as General Manager of Guangdong Jiangmen Gongchuang New Energy Automobile Co., Ltd., for two years employed as Supervisor by Guangdong Gongchuang Pure Electric Vehicle Charging Service Co., Ltd., and for three years employed as Chairman by Guangdong Gongchuang New Energy Automobile Co., Ltd., each of which companies was involved in the construction and operation of charging stations. Previously, Mr. Jinqi had been for three years employed as General Manager by Guangdong Century Hongyan Decoration Engineering Co., Ltd. and for two years employed as General Manager by Maoming City Tianxi Art General Store, each of which provided interior decoration services.

Hainan ZKGC

The directors and senior managers of Hainan ZKGC are identified in the following table.

Name	Age	Position/Title
Liao Jinqi	48	Executive Director; General Manager
Chunai Liu	47	Accounting Manager

Liao Jinqi, See above.

Chunai Liu has been employed as Accounting Manager by Hainan ZKGC since January 2021. In that position, Ms. Liu is responsible for bookkeeping, financial reporting, and the daily financial operations of Hainan ZKGC. Prior to joining Hainan ZKGC, Ms. Liu was employed for ten years as Gas Station Manager by the Shanxi Linken Branch of Sinopec Chemical Commercial Holding Company Limited. In that position, Ms. Liu was responsible for the daily operations of her Branch’s stations, including sales, storage, accounting and human resources management. in 1997, Ms. Liu was awarded a Bachelor’s degree with a concentration in Accounting by Shanxi University of Finance and Economics.

B. Compensation

ZKGC Cayman does not compensate Liao Jinqi for his services as its sole director and manager.

Hainan ZKGC pays Liao Jinqi a salary of 5,000 RMB (US$784) per month for his services as director and General Manager. This amount consists only of cash and does not include any share-based compensation or benefits in kind.

Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and managers, except our contributions on behalf of our managers located in China to a government-mandated multi-employer defined contribution plan.

C. Board Practices

The term of office of each director expires at a time fixed by the Company by means of a Resolution of Shareholders or Resolution of Directors, or until their successors are duly elected and qualified. If no term is fixed on the appointment of a director, the director serves indefinitely until the earlier of his death, resignation or removal. No directors shall receive compensation.

D. Employees

Our Company has no employees. The VIE affiliates currently employ 19 individuals: 16 are employed by Hainan ZKGC and 3 are employed by ZKGY Network. 7 of their employees perform administrative functions5 perform construction and engineering functions, 3 are technicians, and 4 are dedicated to sales & marketing. None of their employees are represented by a labor union or similar collective bargaining organization.

E. Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares by each person known by us to beneficially own more than 5% of our Ordinary Shares; each of our named executive officers; each of our directors; and all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The percentage ownership information shown in the table below is calculated based on 13,000,000 of our Ordinary Shares issued and outstanding. We do not have any outstanding options, warrants or other securities exercisable for or convertible into our Ordinary Shares.

Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Class
Liao Jinqi	5,100,000	(2)	39.2%
All officers and directors as a group (1 person)	5,100,000		39.2%
Zhuowei Zhong(3)	5,034,000		38.7%

(1)	Ownership is of record and beneficial, unless otherwise indicated.
(2)	Represents shares owned of record by G&C International Investment Co., Ltd. of which Mr. Jinqi is the sole owner.
(3)	Includes 4,900,000 shares owned of record by Wanqi International Investment Co., Ltd., over which Zhuowei Zhong has voting and dispositional control.

There was no significant change in the percentage ownership held by any major shareholder during the fiscal year ended May 31, 2022.

We are not aware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our Company.

B. Related Party Transactions

There have been no transaction since June 1, 2021 nor any currently proposed transaction, in which a related party had or has a material interest, in which the amount involved exceeded the lesser of $120,000 or one percent of our average total assets at the end of the two most recent fiscal years.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The financial statements as required under Item 8 begin on the following page. The audit report of Michael T. Studer CPA P.C. is included herein immediately preceding the financial statements and notes to the financial statements.

B. Significant Changes

No significant change in the Company’s operations or financial condition has occurred since the date of the financial statements included in this annual report.

ZKGC New Energy Limited

May 31, 2022 and 2021

Index to the Financial Statements

Contents	Page(s)

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at May 31, 2022 and 2021	F-3

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the Year Ended May 31, 2022 and the Period from August 11, 2020 (Inception) through May 31, 2021	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the Year Ended May 31, 2022 and the Period from August 11, 2020 (Inception) through May 31, 2021	F-5

Consolidated Statements of Cash Flows for the Year Ended May 31, 2022 and the Period from August 11, 2020 (Inception) through May 31, 2021	F-6

Notes to the Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ZKGC New Energy Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZKGC New Energy Limited and Subsidiaries and Variable Interest Entity (the “Company”) as of May 31, 2022 and May 31, 2021 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the year ended May 31, 2022 and for the period from August 11, 2020 (inception) through May 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ZKGC New Energy Limited and Subsidiaries and Variable Interest Entity as of May 31, 2022 and May 31, 2021 and the results of their operations and cash flows for the year ended May 31, 2022 and for the period from August 11, 2020 (inception) through May 31, 2021 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Michael T. Studer CPA P.C.
Michael T. Studer CPA P.C.

Freeport, New York

October 31, 2022

PCAOB ID # 822

We have served as the Company’s auditor since 2021.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN UNITED STATES DOLLARS)

	May 31,	May 31,
	2022	2021

ASSETS
Current assets:
Cash	$115,270	$92,931
Accounts receivable, net of allowance for doubtful accounts of $0 and $0, respectively	275,421	272,293
Construction costs relating to uncompleted contracts	45,630	316,148
Prepayments and other current assets	47,156	14,080
Due from related party	59,961	-
Total current assets	543,438	695,452

Noncurrent assets:
Property and equipment, net	440,049	181,389
Intangible assets, net	75,827	84,450
Total non-current assets	515,876	265,839
TOTAL ASSETS	$1,059,314	$961,291

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$580,676	$261,108
Contract liability	57,191	394,315
Taxes payable	73,020	21,075
Advances from customers	23,366	-
Due to related party	-	12,187
Accrued liabilities and other payables	13,269	47,100
Total current liabilities	747,522	735,785
Total liabilities	747,522	735,785

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares (50,000,000 shares authorized, par value of $0.001 each; 13,000,000 and 10,000,000 shares issued and outstanding at May 31, 2022 and May 31, 2021*)	13,000	10,000
Additional paid-in capital	230,668	172,355
Retained earnings	64,605	31,192
Statutory reserves	10,429	4,729
Other comprehensive income	(6,798)	7,040
Total stockholders’ equity attributable to ZKGC New Energy Limited	311,904	225,316
Noncontrolling interest	(112)	190
Total stockholders’ equity	311,792	225,506
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,059,314	$961,291

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on September 14, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR YEAR ENDED MAY 31, 2022 AND THE PERIOD FROM AUGUST 11, 2020
(INCEPTION) THROUGH MAY 31, 2021

(EXPRESSED IN UNITED STATES DOLLARS)

	For Year Ended May 31,	From August 11, 2020 (Inception) through May 31,
	2022	2021

Revenues:
Product sales	$1,657,599	$177,280
Charging service revenue – company-owned charging stations	252,828	65,982
Charging service revenue – third-party-owned charging stations	1,015,469	76,750
Total Revenues	2,925,896	320,012

Cost of Revenues:
Cost of product sales	1,419,917	130,787
Cost of charging services – company-owned charging stations	276,342	61,704
Cost of charging services – third-party-owned charging stations	984,820	72,978
Total Cost of Revenues	2,681,079	265,469

Gross Profit	244,817	54,543

Operating expenses:
Selling and marketing	21,147	4,820
General and administrative	245,880	57,275
Total operating expenses	267,027	62,095

Income (Loss) From Operations	(22,210)	(7,552)

Other income (expense):
Interest (expense)	(7,314)	(849)
Gain on assets disposal	70,063	59,773
Other non-operating income	21,291	198

Total other income (expense), net	84,040	59,122

Income before provision for income taxes	61,830	51,570
Provision (benefit) for income taxes	23,019	15,764
Net income	38,811	35,806
Add: loss attributable to noncontrolling interests	302	115
Net income attributable to ZKGC New Energy Limited	$39,113	$35,921

Statement of Comprehensive Income (Loss):
Net income	$38,811	$35,806
Other comprehensive income (loss):
Foreign currency translation adjustment	(13,838)	7,040

Comprehensive income (loss)	24,973	42,846
Add: comprehensive loss attributable to noncontrolling interests	302	115
Comprehensive income attributable to ZKGC New Energy Limited	$25,275	$42,961

Weighted average number of ordinary shares*
Basic and diluted	11,619,178	10,000,000

Earnings per share
Basic and diluted	$0.00	$0.00

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on September 14, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR YEAR ENDED MAY 31, 2022 AND THE PERIOD FROM AUGUST 11, 2020
(INCEPTION) THROUGH MAY 31, 2021

(EXPRESSED IN UNITED STATES DOLLARS)

	Ordinary shares*	Ordinary shares amount	Additional Paid-in Capital	Retained Earnings	Statutory Reserve Fund	Other Comprehensive Income	Noncontrolling Interests	Total

Balance at August 11, 2020 (inception)	10,000,000	$10,000	$(10,000)	$-	$-	$-	$-	$-
Capital contributions to Hainan ZKGC and Network ZKGC	-	-	182,355	-	-	-	305	182,660
Net income	-	-	-	35,921	-	-	(115)	35,806
Allocation to statutory reserves	-	-	-	(4,729)	4,729	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	7,040	-	7,040
Balance at May 31, 2021	10,000,000	$10,000	$172,355	$31,192	$4,729	$7,040	$190	$225,506

	Ordinary shares*	Ordinary shares amount	Additional Paid-in Capital	Retained Earnings	Statutory Reserve Fund	Other Comprehensive Income	Noncontrolling Interests	Total

Balance at May 31, 2021	10,000,000	$10,000	$172,355	$31,192	$4,729	$7,040	$190	$225,506
Sales of ordinary shares	3,000,000	3,000	58,313	-	-	-		61,313
Net income	-	-	-	39,113	-	-	(302)	38,811
Allocation to statutory reserves	-	-	-	(5,700)	5,700	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(13,838)	-	(13,838)
Balance at May 31, 2022	13,000,000	$13,000	$230,668	$64,605	$10,429	$(6,798)	$(112)	$311,792

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on September 14, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEAR ENDED MAY 31, 2022 AND THE PERIOD FROM AUGUST 11, 2020
(INCEPTION) THROUGH MAY 31, 2021

(EXPRESSED IN UNITED STATES DOLLARS)

	For Year Ended May 31,	From August 11, 2020 (Inception) through May 31,
	2022	2021

Cash flows from operating activities:
Net income	$38,811	$35,806
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	91,056	17,738
Gain on assets disposal	(70,063)	(59,773)
Changes in operating assets and liabilities:
Accounts receivable	(15,638)	(262,754
Construction costs relating to uncompleted contracts	281,406	(305,072)
Prepayments and other current assets	(34,906)	(13,587)
Accounts payable	217,503	232,936)
Contract liability	(331,299)	380,501
Taxes payable	54,773	20,337
Advances from customers	24,207	-
Accrued liabilities and other payables	13,746	-
Net cash provided by operating activities	269,596	46,132

Cash flows from investing activities:
Purchases of property and equipment	(454,592)	(288,197)
Purchases of intangible assets	(13,336)	(86,507)
Proceeds on assets disposal	324,373	181,800
Net cash used in investing activities	(143,555)	(192,904)

Cash flows from financing activities:
Capital contributions from related party	-	182,660
Proceeds from sales of ordinary shares	61,313	-
Advances from related party	79,181	36,150
Repayment of advances from related party	(192,043)	(25,755)
Proceeds from third party loan	-	45,450
Repayment of third party loan	(46,650)	-
Net cash (used in) provided by financing activities	(98,199)	238,505

Effect of exchange rate changes on cash	(5,503)	1,198

Net increase in cash	22,339	92,931
Cash, beginning of period	92,931	-
Cash, end of period	$115,270	$92,931

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-
Non-cash investing and financing activities
Property and equipment paid by related party	$77,832	$-
Property and equipment for accounts payable	$164,123	$-

The accompanying notes are an integral part of these consolidated financial statements.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEAR ENDED MAY 31, 2022 AND THE PERIOD FROM AUGUST 11, 2020
(INCEPTION) THROUGH MAY 31, 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Note 1 – Nature of business and organization

ZKGC New Energy Limited (“ZKGC Cayman” or the “Company”) is a holding company incorporated in the Cayman Islands on May 31, 2021 under the laws of the Cayman Islands. ZKGC Cayman has no substantive operations other than holding all of the outstanding share capital of ZKGC International Group Holdings Limited (“ZKGC International”) established under the laws of Hong Kong on September 9, 2021. ZKGC International is a holding company holding all of the outstanding equity of Hainan GCGY Commercial & Trading Co., Ltd. (“Zhongke WFOE”) which is a wholly foreign-owned enterprise (“WFOE”) and was established on October 12, 2021 under the laws of the People’s Republic of China (“PRC” or “China”).

The Company, through its variable interest entity (“VIE”), Hainan ZKGC New Energy Co., Ltd. (“Hainan ZKGC”), a PRC limited liability company established on August 11, 2020, and through Hainan ZKGC’s 99% owned subsidiary, Hainan ZKGY Network Technology Co., Ltd (“Network ZKGC”), a PRC limited liability company established on September 28, 2020, is a builder, owner, operator, and manager of electric vehicle (“EV”) charging stations and provider of EV charging equipment and networked EV charging services. The Company offers residential and commercial EV charging equipment, enabling EV drivers to recharge at various location types. The Company’s principal line of products and services is its Charging Cloud SAAS Platform (the “SAAS network”), EV charging equipment, and EV charging services. The SAAS network provides property owners, managers, parking companies, and state and municipal entities (“Property Partners”) with cloud-based services that enable the remote monitoring and management of EV charging stations. The SAAS network also provides EV drivers with vital station information, including station location, availability and fees payment.

On October 18, 2021, ZKGC Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of ZKGC Cayman prior to the reorganization. ZKGC Cayman and ZKGC International were established as the holding companies of Zhongke WFOE. Zhongke WFOE is the primary beneficiary of Hainan ZKGC and its subsidiary. All of these entities are under common control which results in the consolidation of ZKGC and subsidiary which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of ZKGC Cayman.

The accompanying consolidated financial statements reflect the activities of ZKGC Cayman and each of the following entities:

Subsidiaries	Activities	Place Incorporated	Date Incorporated	Ownership Percentage
ZKGC International Group Holdings Limited (“ZKGC International”)	Holding company	Hong Kong, the PRC	September 9, 2021	100% owned by ZKGC Cayman
Hainan GCGY Commercial & Trading Co., Ltd. (“Zhongke WFOE”)	Holding company	Hainai, the PRC	October 12, 2021	100% owned by ZKGC International
Hainan ZKGC New Energy Co., Ltd. (“Hainan ZKGC”)	Construction and operation of electric vehicle (“EV”) charging stations	Hainai, the PRC	August 11, 2020	VIE of Zhongke WFOE
Hainan ZKGY Network Technology Co., Ltd (“Network ZKGC”)	Provider and manager of Charging Cloud SAAS Platform (the “SAAS network”)	Hainai, the PRC	September 28, 2020	99% owned by Hainan ZKGC

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the development and operation of information technology in China, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. Neither the Company nor its subsidiaries own any equity interest in Hainan ZKGC. As such, Hainan ZKGC is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) (collectively the “Contractual Arrangements”, which were signed on October 18, 2021.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Zhongke WFOE and Hainan ZKGC, Zhongke WFOE has the exclusive right to provide Hainan ZKGC with technical support services, consulting services and other services, including technical support and training, business management consultation, consultation, collection and research of technology and market information, lease equipment or properties, provide legitimate rights to use software license, provide deployment, maintenances and upgrade of software, design installation, daily management, maintenance and updating network system, and other services requested by Hainan ZKGC from time to time to the extent permitted under PRC law. In exchange, Zhongke WFOE is entitled to an annual service fee that equals Hainan ZKGC’s net income. The exclusive business cooperation agreement remains in effect unless terminated in writing by Zhongke WFOE.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among Zhongke WFOE, Hainan ZKGC and the shareholders who collectively owned all of Hainan ZKGC, such shareholders jointly and severally grant Zhongke WFOE an option to purchase their equity interests in Hainan ZKGC. The purchase price shall be the lowest price then permitted under applicable PRC laws. Zhongke WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Hainan ZKGC until it has acquired all equity interests of Hainan ZKGC, which is irrevocable during the term of the agreements.

The exclusive option agreement remains in effect until all equity interest held by shareholders in Hainan ZKGC has been transferred or assigned to Zhongke WFOE and/or any other person designated by the Zhongke WFOE in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Zhongke WFOE, Hainan ZKGC, and the shareholders who collectively owned all of Hainan ZKGC, such shareholders pledge all of the equity interests in Hainan ZKGC to Zhongke WFOE as collateral to secure the obligations of Hainan ZKGC under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Zhongke WFOE unless transferring the equity interests to Zhongke WFOE or its designated person in accordance with the exclusive option agreements.

The equity interest pledge agreements shall come into force the date on which the pledged interests are recorded, which is upon the signing of the agreements on October 18, 2020.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Hainan ZKGC give Zhongke WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Hainan ZKGC and to exercise all of their rights as shareholders of Hainan ZKGC, including the (i) right to attend shareholders meetings; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of the shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Hainan ZKGC, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs shall remain in effect while the shareholders of Hainan ZKGC hold the equity interests in Hainan ZKGC.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Hainan ZKGC commit that they have no right to make any assertions in connection with the equity interests of Hainan ZKGC, which are held by the shareholders. In the event that the spouses obtain any equity interests of Hainan ZKGC, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Hainan ZKGC. The letters are irrevocable and shall not be withdrawn without the consent of Zhongke WFOE.

Based on the foregoing contractual arrangements, which grant Zhongke WFOE effective control of Hainan ZKGC and subsidiaries and enable Zhongke WFOE to receive all of their expected residual returns, the Company accounts for Hainan ZKGC as a VIE. Accordingly, the Company consolidates the accounts of Hainan ZKGC and its subsidiary for the period presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities and Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries and its VIE, over which the Company exercises control and is the primary beneficiary. Although the VIE agreements were entered into in October 2021, since the Company and the VIE are under common control, the financial statements reflect the operations as if the VIE agreements were in effect as of the beginning of the earliest period presented. All transactions and balances among the Company, its subsidiaries and VIE have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, and revenue recognition. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

Cash

Cash comprises cash at banks and on hand. Cash at banks are held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of May 31, 2022 and May 31, 2021, the Company had cash of approximately $115,000 and $93,000, respectively.

Accounts receivable

Accounts receivable are stated and carried at their original invoiced amount. Accounts are considered overdue after 180 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, age of the receivable, the economic environment, industry trend analysis, and the credit history and financial condition of the customer. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable. As of May 31, 2022 and May 31, 2021, no allowance for doubtful accounts was deemed necessary.

Construction costs relating to uncompleted contracts and contract liability

Construction costs relating to uncompleted contracts consist of costs of construction incurred associated with the building of charging stations for customers. Contract liability is accrued with construction in progress until the project wraps up. The Company recognizes contract liability through use of the input method which is measured by reference to the ratio of contract costs incurred to date to the estimated total costs for the contract. Contract costs incurred to date are shown as construction costs relating to uncompleted contracts on the balance sheet unless it is not probable that such contract costs are recoverable from the customers, in which case, such costs are recognized as an expense immediately. The construction period of each charging station is approximately 60 days. As of May 31, 2022, there was $45,630 construction costs relating to uncompleted contracts and $57,191 contract liability on the balance sheet. And as of May 31, 2021, there was $316,148 construction costs relating to uncompleted contracts and $394,315 contract liability on the balance sheet.

Prepayments

Prepayments are mainly payments made to vendors or service providers for purchasing goods or services that have not been received or provided, including rent and utilities. These amounts are refundable and bear no interest. Prepayments are classified as either current or non-current based on the terms of the respective agreements. These prepayments are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of May 31, 2022 and May 31, 2021, the Company made no allowance for impairment.

Value added tax

The Company is subject to value added tax (“VAT”) in the PRC. As of May 31, 2022 and May 31, 2021, the net VAT payable balance of approximately $32,000 and $4,000, respectively, is included in taxes payable on the consolidated balance sheet. Revenues from domestic sales are presented net of applicable VAT. The Company is subject to a 3% VAT rate due to qualification as a small-scale taxpayer and its value-added tax rate increased to 13% since August 2021 which was reduced to 1% until December 31, 2021 due to the Covid-19 pandemic.

Property and Equipment

Property and equipment are stated at cost and consist of charging stations, transportation and office equipment. Property and equipment are depreciated over their estimated useful life and the related depreciation expense is computed using the straight-line method.

The estimated useful lives are as follows:

Useful life
Transportation equipment	4 years
Charging stations	5 years
Furniture and fixtures	5 years
Office equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the useful lives to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

The Company’s intangible assets with finite useful lives primarily consist of the platform software for charging station management. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company amortizes its intangible assets with finite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of 5 years.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021, no impairment of long-lived assets was recognized.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has an accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.

Financial instruments

US GAAP, regarding fair value of financial instruments and related fair value measurements, defines fair value and establishes a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of the hierarchy are defined as follows:

Level 1:	inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2:	inputs include quoted prices, other than those in level 1, for the same in inactive markets or similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3:	inputs are unobservable.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximates fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Noncontrolling Interests

The Company’s noncontrolling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, including 1% for Network ZKGC. The noncontrolling interests are presented in the consolidated balance sheets separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the consolidated statements of income as allocations of the total income or loss for the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021 between noncontrolling interests holders and the shareholders of the Company.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical factors and the specific facts and circumstances of each matter.

Revenue recognition

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers” (ASC 606). The core principle underlying revenue recognition is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies each performance obligation.

The Company recognizes revenue primarily from three different types of contracts:

●	Product sales* – The Company builds ready-to-use charging stations for sale. Product sales contracts are on a fixed price basis with no separate sales rebate, discount, or other incentive, and no right of return exists on sales of inventory. Revenue is recognized at a point in time when the customer obtains control of the goods and the Company satisfies its performance obligations, which generally is at the time it transfers the ownership of the product to the customer.

●	Charging service revenue – company-owned charging stations – The Company generates revenue from fully owned and jointly owned charging stations by providing charging service to electric vehicles. Service price, which is measured by unit price per kWh, is fixed and determinable. Revenue is recognized at a point in time when a particular charging session is completed. The Company is the primary obligor and is responsible for (1) soliciting customers and fulfilling the promise to provide charging services (2) setting service price for charging service (3) handling customer services and complaints and (4) performing collection and payment activities. The Company acts as the principal of these arrangements and therefore reports revenue earned and costs incurred related to these transactions on a gross basis.

●	Charging service revenue – third-party-owned charging stations – The Company generates revenue from non-company-owned charging stations. Revenue is recognized at a point in time when a particular charging session is completed in accordance with a contractual relationship between the Company and the owner of the station.

*	The Company derives its product sales from contracting with its customers to construct the charging stations and with revenues being recognized upon delivery of products when the “transfer of control” occurs. The completed contract method is used to recognize such revenues at a point in time after the performance obligations are satisfied. The contract is so short, which is normally 60 days, that splitting it up into multiple billings isn’t feasible. The customer doesn’t receive or consume benefits from the work until the very end. The Company has an unconditional right to receive work completed to date and recognizes the account receivable and contract liability amount on the balance sheet using the cost-to-cost input method, based primarily on contract costs incurred to date compared to total estimated contract costs. This method is the most accurate measure of work completed to date, which normally includes direct material, and subcontractor costs. The Company typically pays 40% of the total contract costs to the vendors in advance when signing the contractor agreement, 30% extra is paid when receiving equipment and other materials used for construction and the remaining 30% is settled when the construction is completed, passed acceptance inspection and ready to transfer to the customer. Construction costs relating to uncompleted contracts and contract liability continue to accrue until the project wraps up. Once the Company completes the contract, the revenue and related cost of construction is recognized. Persuasive evidence of an arrangement is demonstrated via sales contract, and the sales price to the customer is fixed upon acceptance of the sales contract and there is no separate sales rebate, discount, or other incentive. Revenue is recognized net of returns. For the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021, total sales returns were nil.

Advertising costs

Advertising costs amounted to $2,609 and $3,748, respectively, for the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021. Advertising costs are expensed as incurred and included in selling and marketing expenses.

Income taxes

The Company accounts for income taxes in accordance with US GAAP. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax assets and liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. The net deferred tax asset is reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. PRC tax returns filed for the year ended December 31, 2021 and for the period from August 11, 2020 (inception) to December 31, 2020 are subject to examination by the applicable tax authorities.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. There were no transaction gains and losses for the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021.

Translation adjustments included in accumulated other comprehensive income amounted to ($6,798) and $7,040, respectively, as of May 31, 2022 and May 31, 2021. The balance sheet amounts, with the exception of equity were translated at the current exchange rate of $0.1501 and $0.1570 as of May 31, 2022 and May 31, 2021, respectively. The equity accounts were translated at their historical rate. The average translation rate applied to statement of income accounts was $0.1555 and $0.1480 for the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021, respectively. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under US GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company’s PRC subsidiaries and VIE not using the USD as its functional currency.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. For US public companies, ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018. ASU 2020-05 delayed the effective date of ASU 2016-02 for non-public companies and foreign private issuers to annual periods beginning after December 15, 2021. The Company does not expect the impact of this new standard to have a material affect on its financial positions or results of operations.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Variable interest entity (“VIE”)

On October 18, 2021, Zhongke WFOE entered into Contractual Arrangements with Hainan ZKGC. The significant terms of these Contractual Arrangements are summarized in “Note 1—Nature of business and organization” above. As a result, the Company classifies Hainan ZKGC as a VIE which should be consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Zhongke WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Hainan ZKGC because it has both of the following characteristics:

(1)	The power to direct activities at Hainan ZKGC that most significantly impact such entity’s economic performance, and

(2)	The right to receive benefits from Hainan ZKGC that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Hainan ZKGC pays service fees equal to all of its net income to Zhongke WFOE. The Contractual Arrangements are designed so that Hainan ZKGC operates for the benefit of Zhongke WFOE and ultimately, the Company.

Under the Contractual Arrangements, the Company has the power to direct activities of the VIE and can have assets transferred out of the VIE. Therefore, the Company considers that there is no asset in the VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves, if any. As the VIE is incorporated as a limited liability company under the Company Law of the PRC, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE.

Accordingly, the accounts of Hainan ZKGC and its subsidiary Network ZKGC are consolidated in the accompanying consolidated financial statements.

The carrying amounts of the VIE’s consolidated assets and liabilities as of May 31, 2022 and May 31, 2021 are as follows:

	May 31,	May 31,
	2022	2021

Current assets	$543,438	$695,452
Non-current assets	515,876	265,839
Total assets	1,059,314	961,291
Total liabilities	747,522	735,785
Net assets	$311,792	$225,506

The summarized consolidated operating results of the VIE for the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021 are as follows:

	Year Ended May 31,	From August 11, 2020 (Inception) through May 31,
	2022	2021

Sales	$2,925,896	$320,012
Cost of sales	2,681,079	270,484
Gross profit	244,817	49,528
Operating expenses	267,027	57,080
Income / (loss) from operations	(22,210)	(7,552)
Other income /(loss), net	84,040	59,122
(Provision) for income taxes	(23,019)	(15,764)
Net income	$38,811	$35,806

The summarized consolidated statements of cash flows of the VIE for the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021 are as follows:

	Year Ended May 31,	From August 11, 2020 (Inception) through May 31,
	2022	2021

Net cash provided by (used in) operating activities	$269,596	$46,132
Net cash used in investing activities	(143,555)	(192,904)
Net cash (used in) provided by financing activities	(98,199)	238,505
Effect of exchange rate changes on cash	(5,503)	1,198
Net increase in cash	22,339	92,931
Cash, beginning	92,931	-
Cash, ending	$115,270	$92,931

Note 4 – Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	May 31, 2022	May 31, 2021

Rent	$10,392	$8,881
Other services	35,263	1,628
Advance to employee	1,501	3,571
Total	$47,156	$14,080

Note 5 – Property and equipment, net

Property and equipment consisted of the following:

	May 31, 2022	May 31, 2021

Office equipment	$14,075	$14,505
Furniture and fixtures	1,626	1,701
Transportation equipment	59,883	62,635
Charging stations	426,503	113,718
Total	502,087	192,559
Less: accumulated depreciation	(62,038)	(11,170)
Property and equipment, net	$440,049	$181,389

Depreciation expense for the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021 was $72,631 and $12,723, respectively.

Note 6 – Intangible assets, net

Intangible assets consisted of the following:

	May 31, 2022	May 31, 2021

Software	$98,580	$89,647
Less: accumulated amortization	(22,753)	(5,197)
Intangible assets, net	$75,827	$84,450

Amortization expense charged to operations for the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021 was $18,425 and $5,197, respectively.

The expected annual amortization expense for each of the five succeeding fiscal years is as follows:

Year ending May 31,	Amortization Expense

2023	$19,716
2024	19,716
2025	19,716
2026	16,679
Thereafter	-
Total	$75,827

Note 7 – Related party balances and transactions

Related party balances

Due from (to) related party consists of the following:

Name	Relationship	Nature	May 31, 2022	May 31, 2021
Liao Jinqi	Majority stockholder and CEO of the Company	Advances for operations, no interest, due on demand	$59,961	$(12,187)

Note 8 – Income taxes

Cayman Islands

ZKGC Cayman was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

ZKGC International is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provision for the Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, ZKGC International is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Zhongke WFOE, Hainan ZKGC, and Network ZKGC are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis.

Provision for income taxes consisted of:

	Year Ended May 31,	From August 11, 2020 (Inception) through May 31,
	2022	2021

Current income tax expense	$23,019	$15,764
Provision for income taxes	$23,019	$15,764

Significant components of net deferred tax assets and liabilities were as follows:

	May 31, 2022	May 31, 2021

Deferred tax assets
Net operating loss carryforwards in China	$10,274	$2,976
Total deferred tax assets	10,274	2,976
Valuation allowance	(10,274)	(2,976)
Total net deferred tax asset	$-	$-

As of May 31, 2022 and May 31, 2021, the Company had a net operating loss (NOL) carryforward of approximately $40,000 and $12,000, respectively, from the Company’s PRC subsidiary, Network ZKGC. The NOL will expire approximately $12,000 in 2026 and approximately $28,000 in 2027. Network ZKGC expects to continue to generate losses in the coming years, and believes it is more likely than not that its PRC operations will not be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC. The Company evaluates the recoverable amounts of deferred tax assets and considers both positive and negative factors when assessing the future realization of the deferred tax assets and applies weight to the relative impact of the evidence to the extent it can be objectively verified. Management provided a 100% valuation allowance for the deferred tax assets as of May 31, 2022 and May 31, 2021.

Reconciliation of the effective income tax rate is as follows:

	Year Ended May 31,	From August 11, 2020 (Inception) through May 31,
	2022	2021

Tax at PRC statutory rate	25.0%	25.0%
Effect of non-utilization of Network ZKGC net loss	12.2%	6.0%
Effective tax rate	37.2%	31.0%

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of May 31, 2022 and May 31, 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve (12) months from May 31, 2022.

Taxes payable consisted of the following:

	May 31, 2022	May 31, 2021

Income taxes	$37,838	$16,336
VAT	31,610	4,492
Other taxes	3,572	247
Total	$73,020	$21,075

Note 9 – Stockholders’ equity

Ordinary shares

ZKGC Cayman has authorized 50,000,000 ordinary shares with a par value of $0.001.

Capital contributions

For the period from August 11, 2020 (inception) through May 31, 2021, Jinqi Liao (Company’s CEO and sole stockholder of Hainan ZKGC) contributed a total of $182,660 to Hainan ZKGC and Network ZKGC.

Private placement

On November 16, 2021, ZKGC Cayman issued a total of 3,000,000 of its ordinary shares to 70 non-United States investors in consideration for total proceeds of $61,313 (RMB 390,000) cash.

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Company’s subsidiary and VIE in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Company’s subsidiary and VIE in the PRC are required to allocate at least 10% of their after-tax profits to a statutory reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each entity in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The statutory reserves recorded by the Company’s subsidiaries in the PRC were $10,429 and $4,729 as of May 31, 2022 and May 31, 2021, respectively.

Restricted assets

As a result of these PRC laws and regulations and the requirement that distributions by the Company’s subsidiary and VIE in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s subsidiary and VIE in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Company’s subsidiary and VIE in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represents the amount of net assets of the Company’s subsidiaries in the PRC not available for distribution, was $254,097 and $187,084 as of May 31, 2022 and May 31, 2021, respectively.

Note 10 – Commitments

Lease Commitments

The Company rents its office and employee housing in the PRC under non-cancellable operating leases. The total future minimum lease payments under the non-cancellable operating leases as of May 31, 2022 are as follows:

Year ending May 31,	Minimum lease payments

2023	$2,522
Future minimum operating lease payments	$2,522

Lease expense for the year ended May 31, 2022 and the period from August 11, 2020 (inception) through May 31, 2021 was $19,583 and $6,489, respectively.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Zhongke WFOE and the VIE and its subsidiary are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

COVID-19

In March 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Given the nature of the COVID-19 pandemic, and because substantially all of the Company’s business operations and workforce are concentrated in China, the Company’s business, results of operations, and financial condition have been adversely affected. The impact of COVID-19 on the macroeconomic outlook of China and any business disruption due to further resurgence of COVID-19 may have adverse financial impacts for the Company beyond 2022 and cannot be reasonably estimated at this time.

Note 11 – Risks and Uncertainties

Foreign currency risk

Most of the Company’s transactions are denominated in RMB and a significant portion of the Company consolidated assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how market forces, PRC or U.S. government policies may impact the exchange rates between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As a result, the Company is exposed to foreign exchange risk as revenues and results of operations may be affected by fluctuations in the exchange rate between the USD and RMB. If the RMB depreciates against the U.S. dollar, the value of RMB revenues, earnings and assets as expressed in USD financial statements will decline. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

Credit risk

The Company is exposed to credit risk from its cash in banks and its accounts receivable.

As of May 31, 2022, approximately $28,000 was on deposit with a bank located in the PRC not subject to insurance coverage. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD $75,000). Management believes that the credit risk on its cash in bank is limited because the counterparties are recognized financial institutions.

For the credit risk related to its accounts receivable, the Company performs ongoing credit evaluations of its customers. At May 31, 2022 and May 31, 2021, no allowance for doubtful accounts was considered necessary.

Significant customers

For the year ended May 31, 2022, three charging station construction customers accounted for 6.8%, 6.7% and 6.0% of the Company’s total revenues. For the period from August 11, 2020 (inception) through May 31, 2021, two customers accounted for 53.9% and 23.8% of the Company’s total revenues.

As of May 31, 2022, one customer accounted for 18.4% of accounts receivable. As of May 31, 2021, two customers accounted for 72.7% and 14.1% of accounts receivable.

Vendor concentration risk

For the year ended May 31, 2022, two vendors accounted for 43.3% and 25.5% of the Company’s total construction costs relating to product sales and uncompleted contracts. For the period from August 11, 2020 (inception) through May 31, 2021, two vendors accounted for 50.2% and 36.7% of the Company’s total construction costs relating to product sales and uncompleted contracts.

As of May 31, 2022, one vendor accounted for 55.3% of accounts payable. As of May 31, 2021, two vendors accounted for 43.6% and 41.2% of accounts payable.

Note 12 – Condensed financial information of the parent company (unaudited)

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE in accordance with Rule 4-08(e)(3) of Regulation S-X promulgated by the SEC, “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the required financial statement information for the parent company, ZKGC New Energy Limited. The subsidiaries did not pay any dividends to the parent for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiaries and VIE under the equity method of accounting. Such investments are presented on the separate parent only balance sheet as “Investment in subsidiaries and VIE” and the income of the subsidiaries and VIE are presented as “equity in income of subsidiaries and VIE.” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

PARENT COMPANY BALANCE SHEETS

	May 31, 2022	May 31, 2021

ASSETS
OTHER ASSETS
Receivable from VIE	$61,313	$-
Investment in subsidiaries and VIE	250,591	225,316

Total assets	$311,904	$225,316

LIABILITIES AND EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY

Ordinary shares ($0.001 par value, 50,000,000 shares authorized, 13,000,000 and 10,000,000 shares issued and outstanding as of May 31, 2022 and May 31, 2021)*	13,000	10,000
Additional paid-in capital	230,668	172,355
Retained earnings	64,605	31,192
Statutory reserves	10,429	4,729
Other comprehensive income	(6,798)	7,040
Total equity	311,904	225,316

Total liabilities and stockholders’ equity	$311,904	$225,316

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on September 14, 2021.

PARENT COMPANY STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

FOR YEAR ENDED MAY 31, 2022 AND THE PERIOD FROM AUGUST 11, 2020
(INCEPTION) THROUGH MAY 31, 2021

	Year Ended May 31,	From August 11, 2020 (Inception) through May 31,
	2022	2021

EQUITY IN INCOME OF SUBSIDIARIES AND VIE	$38,811	$35,806

COSTS AND EXPENSES
General and Administrative expenses	-	-
Total costs and expenses	-	-

INCOME BEFORE INCOME TAXES	38,811	35,806

PROVISION FOR INCOME TAXES	-	-

NET INCOME	38,811	35,806

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(13,838)	7,040
COMPREHENSIVE INCOME	$24,973	$42,846

PARENT COMPANY STATEMENTS OF CASH FLOWS

FOR YEAR ENDED MAY 31, 2022 AND THE PERIOD FROM AUGUST 11, 2020
(INCEPTION) THROUGH MAY 31, 2021

	Year Ended May 31,	From August 11, 2020 (Inception) through May 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$38,811	$35,806
Adjustments to reconcile net income to cash used in operating activities:
Equity in income of subsidiaries and VIE	(38,811)	(35,806)

Net cash used in operating activities	-	-

CHANGES IN CASH	-	-

CASH, beginning of period	-	-

CASH, end of period	$-	$-

ITEM 9. THE OFFER AND LISTING

There is no established public market for our Ordinary Shares.

A market maker has filed an application on our behalf to secure a listing of our Ordinary Shares on the Pink Market maintained by OTC Markets. We do not know when that application will be accepted. We then intend to apply for a listing on the OTCQB as soon as we meet the standards for such a listing.

There is no assurance that our Ordinary Shares will trade at market prices in excess of the initial offering price as prices for the Ordinary Shares in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the stock’s depth and liquidity.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

The information called for in Item 10(B) is incorporated by reference to the Section titled “Description of Share Capital” set forth in Amendment No. 4 to the Registration Statement on Form F-1 filed on June 1, 2022.

C. Material Contracts

See: Item 4. Information on the Company. Contractual Arrangements regarding the VIE Contracts.

D. Exchange Controls

There are no laws, decrees, regulations or other legislation of the Cayman Islands which restrict the import or export of capital, including the availability of cash and cash equivalents for use by the Company, the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

E. Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions is based on current law and practice, is subject to change and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in Ordinary Shares. In particular, the discussion does not address the tax consequences under state, local and other laws, such as non-U.S. federal laws. Accordingly, you should consult your own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations in effect as of the date of this Report, all of which are subject to changes.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands. No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

Pursuant to Section 6 of the Tax Concessions Act of the Cayman Islands, we intend to apply for, and expect to obtain, an undertaking from the Financial Secretary of the Cayman Islands:

●	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and

●	in addition, that no tax to be levied on profits, income, gains or appreciation or which is in the nature of estate duty or inheritance tax shall be payable: on or in respect of the shares, debentures or other obligations of the Company; or by way of the withholding in whole or part, of any relevant payment as defined in the Tax Concessions Act.

These concessions shall befor a period of 20 years from the date of issuance of the undertaking.

PRC Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. Under the Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of the facts and circumstances, we do not believe that ZKGC Cayman or our subsidiary in Hong Kong should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If ZKGC Cayman were to be considered a PRC resident enterprise, then dividends that we pay and gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. See “Risk Factors — Risks Related to Doing Business in China – Dividends payable to foreign investors and gains on the sale of our Ordinary Shares by our foreign investors may become subject to PRC taxation.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, ZKGC Cayman may be able to enjoy the 5% withholding tax rate for the dividends it receives from Zhongke WFOE that are transmitted through ZKGC International, if ZKGC International satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

F. Dividends and Paying Agents

Not Applicable

G. Statements by Experts

Not Applicable

H. Documents on Display

The Company’s Memorandum of Association and Articles of Association are the only documents referred to in this Annual Report. They have been incorporated into this Report as exhibits by reference to the Company’s Registration Statement on Form F-1.

I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

Not Applicable

B. Qualitative Information about Market Risk

Not Applicable

C. Interim Periods

Not Applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable

B. Warrants and Rights

Not Applicable

C. Other Securities

Not Applicable

D. American Depository Shares

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

NONE

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NONE

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934) as of May 31, 2022. That evaluation revealed the weaknesses in disclosure controls and procedures described below Management’s Report on Internal Control over Financial Reporting. Because of those weaknesses, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s system of disclosure controls and procedures was not effective as of May 31, 2022 for the purposes described in Rule 13a-15(e).

Changes in Internal Controls. There was no change in internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934) identified in connection with the evaluation described in the preceding paragraph that occurred during the year ended May 31, 2022 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. We have assessed the effectiveness of those internal controls as of May 31, 2022, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework (1992) as a basis for our assessment.

A material weakness in internal controls is a deficiency in internal control, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. In the course of making our assessment of the effectiveness of internal controls over financial reporting, we identified three material weaknesses in our internal control over financial reporting. These material weaknesses consisted of:

●	The relatively small number of employees who are responsible for accounting functions prevents us from segregating duties within our internal control system.

●	Our internal financial staff lack expertise in identifying and addressing complex accounting issued under U.S. Generally Accepted Accounting Principles.

●	Our Chief Financial Officer is not familiar with the accounting and reporting requirements of a U.S. public company.

●	We have not developed sufficient documentation concerning our existing financial processes, risk assessment and internal controls.

Management does not believe that the current level of the Company’s operations warrants a remediation of the weaknesses identified in this assessment. However, because of the above condition, management’s assessment is that the Company’s internal controls over financial reporting were not effective as of May 31, 2022.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16. [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert, due to the fact that there is only one member of the Board of Directors.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a code of ethics applicable to members of management, due to the fact that there are only two members of management.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Michael T. Studer CPA, P.C. billed $100,000 in connection with the audit and reviews of the Company’s financial statements for the year ended May 31, 2022. Michael T. Studer CPA, P.C. billed $75,000 in connection with the audit and reviews of the Company’s financial statements for the year ended May 31, 2021. Also included are those services normally provided by the accountant in connection with the Company’s statutory and regulatory filings.

Audit-Related Fees

Michael T. Studer CPA, P.C. did not bill the Company for any Audit-Related fees in fiscal 2022 or in fiscal 2021.

Tax Fees

Michael T. Studer CPA, P.C. did not bill the Company in fiscal 2022 or fiscal 2021 for professional services rendered for tax compliance, tax advice and tax planning.

All Other Fees

Michael T. Studer CPA, P.C. did not bill the Company for any other fees in fiscal 2022 or fiscal 2021.

It is the policy of the Company that all services, other than audit, review or attest services, must be pre-approved by the Board of Directors.

Subcontracted Services

All work on Michael T. Studer CPA, P.C.’s engagement to audit the Company’s financial statements for the year ended March 31, 2012 was performed by full-time permanent employees of Michael T. Studer CPA, P.C..

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None

ITEM 16G. CORPORATE GOVERNANCE

Not Applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with Accounting Principles Generally Accepted in the United States (U.S. GAAP). The financial statements as required under Item 17 are found immediately following Item 8 of this annual report. The audit report of Michael T. Studer CPA, P.C. is included herein immediately preceding the financial statements.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association(1)
10.1	Exclusive Business Cooperation Agreement between Zhongke WFOE and Hainan ZKGC(1)
10.2	Equity Interest Pledge Agreement among Zhongke WFOE, Liao Jinqi and Hainan ZKGC(1)
10.3	Exclusive Option Agreement among Zhongke WFOE, Liao Jinqi and Hainan ZKGC(1)
10-3(a)	Spousal Consent(2)
10.4	Power of Attorney between Liao Jinqi and Zhongke WFOE(1)
10.5	Form of Investment Cooperation Contract of Intelligent Charging Station - Joint Ownership(1)
10.6	Form of Investment Cooperation Contract of Intelligent Charging Station - Independent Ownership(1)
10.7	Labor Contract dated August 11, 2020 between Hainan ZKGC and Liao Jinqi. (1)
10.8	Labor Contract dated January 13, 2021 between Hainan ZKGC and Chunai Liu. (1)
21.1	List of subsidiaries of the Registrant(1)
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed with the Registration Statement on Form F-1 filed on January 25, 2022 and incorporated by reference herein.
(2)	Filed with Amendment No. 1 to the Registration Statement on Form F-1 filed on March 15, 2022 and incorporated by reference herein.
(3)	Filed with Amendment No. 2 to the Registration Statement on Form F-1 filed on April 18, 2022 and incorporated by reference herein.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZKGC NEW ENERGY LIMITED

Date: October 31, 2022	/s/ Liao Jinqi
By: Liao Jinqi
Title: Chief Executive and Financial Officer