Form 20-F
period 2023-05-31
ZKGC New Energy Ltd
filed 2023-10-16
CIK 1896511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _____________ to _____________

Commission File number: 0-56576

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

Ordinary Shares, $0.001 par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares, $0.001 par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,000,000 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☐    Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Continuing technological changes in battery and other EV technologies could adversely affect adoption of current EV charging technology and/or Hainan ZKGC’s products. Hainan ZKGC’s future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the EV charging market. As new products are introduced, gross margins tend to decline in the near term and improve as the product become more mature and with a more efficient manufacturing process.

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

Rules recently adopted by the Cyberspace Administration of China may restrict our ability to finance the VIE from the proceeds of securities offerings by ZKGC Cayman.

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

Should the PCAOB be unable to conduct an inspection of our auditor’s work papers in China, it will make it difficult to evaluate the effectiveness of our auditor’s audit procedures or equity control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and our securities. In addition, by reason of the regulations described above, our Ordinary Shares could be delisted or excluded from trading on any U.S. platform.

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

We have relied and expect to continue to rely on contractual arrangements with Hainan ZKGC and Liao Jinqi to conduct operations through the VIE in China. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over Hainan ZKGC. For example, Hainan ZKGC and Mr. Liao could breach their contractual arrangements with us by, among other things, failing to conduct the operations of Hainan ZKGC in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Hainan ZKGC, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Hainan ZKGC, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Hainan ZKGC and Mr. Liao of their obligations under the contracts to exercise control over Hainan ZKGC. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

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

Risks Related To Our Management

The loss of the services of our Chairman could negatively impact our ability to develop our products and sales.

Liao Jinqi, Chairman of both ZKGC Cayman and Hainan ZKGC, was the founder of those entities and initially was the sole executive officer responsible for our operations. During 2023, Mr. Liao stepped down from his position as CEO of ZKGC Cayman in favor of a professional management team. Mr. Liao remains, however, the CEO responsible for the operations of Hainan ZKGC, and is also the primary source of the know-how that governs the VIE’s installation of charging stations. Our future success depends upon the continued service of Mr. Liao, as well as on our ability to identify and retain additional competent executives with the skills required to execute our business objectives. The loss of the services of any of our officers or our failure to timely identify and retain competent personnel could negatively impact our ability to develop a competitive position in the market for charging stations, which would adversely affect our financial results and impair the growth of Hainan ZKGC.

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

Our management has limted experience managing a public company.

At the present time, none of our management or any person associated with the Company has extensive experience in managing a company whose securities trade on U.S. securities markets. This may hinder our ability to establish effective controls and systems and comply with all applicable requirements associated with being a public company. If compliance problems result, these problems could have a material adverse effect on our business, financial condition or results of operations. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management and other personnel will need to devote a substantial amount of time to our new compliance requirements. Moreover, these requirements will increase our legal, accounting and financial compliance costs and will make some activities more time-consuming and costly. These requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

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

Equity Interest Pledge Agreement

Liao Jinqi, who owns all of the registered equity in Hainan ZKGC, has entered into an Equity Interest Pledge Agreement with Zhongke WFOE. Pursuant to this agreement, Mr. Liao pledged all of his equity interest in Hainan ZKGC, including the right to receive dividends, to Zhongke WFOE to secure the performance of Hainan ZKGC’s obligations under the Exclusive Business Consulting Agreement described above. If Hainan ZKGC breaches relevant contractual obligations under this agreement, Zhongke WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Liao has agreed not to transfer or create any new encumbrance on his equity interests without the prior written consent of Zhongke WFOE. The Equity Interest Pledge Agreement shall terminate when Hainan ZKGC has fully performed its obligations under the Exclusive Business Consulting Agreement.

Exclusive Option Agreement

Under the Exclusive Option Agreement among Zhongke WFOE, Hainan ZKGC and Liao Jinqi, Mr. Liao irrevocably granted Zhongke WFOE or its designated person(s) an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of his equity interest in Hainan ZKGC. The purchase price for the equity interest in Hainan ZKGC shall be determined through consultation according to the appraisal value approved by the relevant authorities and shall be the minimum amount permissible under PRC law. The Exclusive Option Agreement will be valid until all of the equity interest in Hainan ZKGC has been transferred to Zhongke WFOE. The Exclusive Option Agreement provides, among other things, that without Zhongke WFOE’s prior written consent:

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

To date, most of the charging stations installed by Hainan ZKGC are located in Hainan Province; however Hainan ZKGC has also installed charging stations in three other provinces in China: Guangdong, Guangxi, and Shanxi. Its business plan is to rapidly add more charging stations in the existing four provinces in 2023, expand its operations to surrounding provinces. The company is also planning on applying for designation of High Tech and Innovative Company with local authorities to gain access to government incentives and tax saving programs. The Company is also actively looking for additional skilled labor to join to firm.

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

Hainan ZKGC Charging Stations

To take advantage of the market demand being instigated by the central and provincial governments, Liao Jinqi established Hainan ZKGC to be a full service provider and maintainer of EV charging stations. Having supervised the construction and installation of charging stations in his prior employment, Mr. Liao was able to choose components from a variety of manufacturers that would work efficiently together. The components of a charging station are a power grid, transformers, charging poles, software components, casing and a heavy duty transformer. Each of the parts is a standard electrical or electronic component, which Hainan ZKGC can purchase from multiple sources. Currently Hainan ZKGC does business with seventeen  suppliers of components. Hainan ZKGC typically pays 40% of the purchase price to the supplier in advance when placing the order, 30% on receipt of materials, and the remainder is paid on completion of the contract.

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

As of the date of this filing, Hainan ZKGC has 357 charging stations in 64 locations, of which five stations are currently under construction. From the ownership perspective, 37 stations are fully owned by Hainan ZKGC, 23 stations are jointly owned by Hainan ZKGC, and the rest are independently owned by Property Partners.

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

Competition

The charging station industry in China and in Hainan Province is heavily populated, as the industry has relatively low barriers to entry. The principal competitors are Qindao TGood EVC Co., Ltd., which operates more than 350,000 charging stations in the PRC, and Jiangsu Wanbang Charge Equipment Co., Ltd., which operates more than 600,000 charging stations in the PRC. Hainan ZKGC is currently experiencing direct competition with Zhejiang Wanma Co., Ltd., which operates charging stations in more than 50 cities in China, and Shenzhen Waku Technology Co., Ltd., which operates charging stations in more than 20 cities and focuses primarily on providing charging services for commercial vehicles.

Hainan ZKGC believes it can achieve and maintain a substantial competitive positions by reason of the quality of its product, the utility of its SaaS Platform, the skill of Liao Jinqu at site assessment, and the sales and marketing experience of its new management team.

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

D. Property

From soon after its formation, Hainan ZKGC leased three dormitory rooms for its employees and one location for its executive offices, all in Haikou City. The leases terminated during 2023 and only the lease for executive offices was renewed. Hainan ZKGC no longer provides employee housing.

At the present time, all of the charging stations are assembled at their final location. The vendors deliver the component parts to that location and the staff of Hainan ZKGC assembles them onsite; then the utility company installs the heavy-duty transformer. Because Hainan ZKGC requires no manufacturing or assembly location, its management believes that the facility under lease, i.e. the executive office, are adequate for present operations. However, as Hainan ZKGC grows, additional facilities will be required.

Reports to security holders

The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report. The Company has no current plan to make financial information or other documents available for inspection in the United States, other than through filing with the SEC.

The Company will file reports with the SEC. The Company will be a reporting foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain of the reporting requirements under the Exchange Act. As a “foreign private issuer,” we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and we do not expect to provide proxy statements. As a foreign private issuer, we will file annual reports containing our financial statements audited by an independent public accounting firm on Form 20-F with the SEC. We are not required to file quarterly reports containing our unaudited financial data with the SEC and do not expect to do so. We will also be required to file with the SEC, under Form 6-K, copies of each material document that we are required to publish, or have published, under Cayman Islands law, or that we have distributed to our non-U.S. shareholders. We are not aware of any document that we are required to publish under Cayman Islands law.

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

A. Operating Results

For the Year Ended May 31, 2023 and 2022

Revenue and Gross Profit

Total revenues for the years ended May 31, 2023 and 2022 were $3,789,710 and $2,925,896, respectively. The revenue on transactions subject to value-added taxation (VAT) is recorded net of the applicable VAT. Until August 2021, Hainan ZKGC was subject to VAT of only 3% because it was classified as a small-scale taxpayer which was reduced to 1% until December 31, 2021 due to the Covid-19 pandemic. In August 2021, when Hainan ZKGC’s revenues passed 5,000,000 RMB, the value added tax rate increased to 13%.

For the years ended May 31, 2023 and 2022 the allocation of this revenue among the three sources of revenue was:

		Year Ended May 31,	Year Ended May 31,
Revenue Source		2023	2022
●	Hainan ZKGC- owned charging stations:	$578,108	$252,828
●	Sales of charging stations and piles:	945,493	1,657,599
●	Third-party Owned charging stations:	2,266,109	1,015,469
		$3,789,710	$2,925,896

The principal components of the direct costs that Hainan ZKGC incurs from production of revenue vary from one revenue source to the next:

Revenue Source		Principal Costs
●	Hainan ZKGC- owned charging stations:	electricity, revenue share with Property Partners, site usage fees, depreciation
●	Sales of charging stations and piles:	cost of stations
●	Third-party owned charging stations:	revenue share to station owner, costs of station operation, amortization of software cost

For the year ended May 31, 2023, Hainan ZKGC’s revenue and cost of revenue by revenue source were:

	Owned Stations	Sales of Stations and Piles	Third-party Owned Stations	Total
Revenue	$578,108	$945,493	$2,266,109	$3,789,710
Cost of Revenue	623,937	737,188	2,068,391	3,429,516
Gross Profit (Loss)	$(45,829)	$208,305	$197,718	$360,194

For the year ended May 31, 2022, Hainan ZKGC’s revenue and cost of revenue by revenue source were:

	Owned Stations	Sales of Stations	Third-party Owned Stations	Total
Revenue	$252,828	$1,657,599	$1,015,469	$2,925,896
Cost of Revenue	276,342	1,419,917	984,820	2,681,079
Gross Profit (Loss)	$(23,514)	$237,682	$30,649	$244,817

The profit margin realized by Hainan ZKGC for the year ended May 31, 2023 is not necessarily predictive of future profitability. Among the more significant factors that may cause Hainan ZKGC’s profit margin to vary from period to period are:

●	the unit price of electricity may vary from time to time;

●	the site usage fees paid by Hainan ZKGC and the revenue share payments to its Property Partners are determined in proportion to the revenue generated by individual charging stations, which is a function of usage of each particular station;

●	the cost incurred by Hainan ZKGC in purchasing the charging stations that it distributes vary among stations based on the types of charging stations and the parts used in manufacturing them.

Operating Expenses; Loss from Operations

Selling and marketing expenses were $21,147 and $15,452, respectively for the years ended May 31, 2022 and 2023. This represented primarily advertising and business promotion expenses, tax surcharges and other miscellaneous selling expenses.

General and administrative expenses increased by approximately $108,462, from $245,880 for the year ended May 31, 2022 to $354,342 for the year ended May 31, 2023. The primary components of general and administrative expense were professional fees in connection with the Company’s IPO, payroll expense, rent, and depreciation and amortization costs. Payroll expense increased from approximately $72,000 for the year ended May 31, 2022 to approximately $117,000 for the year ended May 31, 2023. The other approximately $72,000 of increase in general and administrative expense was comprised of vehicle usage, utility expenses, insurance, business entertainment and miscellaneous office expenses.

R&D expense increased by approximately $43,000 from nil for the year ended May 31, 2022. The management of Hainan ZKGC is planning to increase in-house charging-pile production capacity.

Operating expenses exceeded gross income by $52,723 and $22,210, representing the loss from operations for the year ended May 31, 2023 and 2022, respectively.

Hainan ZKGC anticipates that its operating expenses will increase significantly as it expands its operations. The challenge to administrators will be to maintain a healthy relationship between gross income and operating expenses.

Net Income; Comprehensive Income

Total other income (expense) increased by approximately $93,000 from $84,040 for the year ended May 31, 2022 to $176,818 for the year ended May 31, 2023. The greater portion of these sums, $70,063 and $98,924, respectively, was the gain realized on the sale of charging stations that Hainan ZKGC had operated for a brief period of time.  In addition, Hainan ZKGC was awarded government subsidies of $66,371 during the year ended May 31, 2023 and $20,714 during the prior year.

The Corporate Income Tax rate in the PRC is 25%. In addition, Hainan ZKGC pays to Hainan Province an urban construction tax with an effective rate of 3.5%, an education surcharge with an effective rate of 1.5%, and a local education surcharge with an effective rate of 1%. When Hainan ZKGC achieved annual sales of 5,000,000 RMB (US$777,500), the tax rate for the three local taxes doubled. For the years ended May 31, 2023 and 2022, Hainan ZKGC recorded provisions for income taxes of $51,712 and $23,019, respectively.

After adjusting for other expense and the provision for income taxes, net income was $72,383 for the year ended May 31, 2023 and $38,811 for the year ended May 31, 2022. However, because Hainan ZKGC owns only 99% of the equity in Network ZKGY, U.S. GAAP directs us to record all of the revenue and expenses attributable to the operations of Network ZKGY, and then offset the portion of that entity’s net loss that is attributable to the 1% non-controlling interest in the entity. For the years ended May 31, 2023 and 2022, that adjustment resulted in an increase of $827 and $302 in the net income attributable to the Company.

Our reporting currency is the U.S. dollar. Our local currency, the Renminbi (RMB), is our functional currency. Results of operations and cash flow are translated at average exchange rates during the period being reported upon, and assets and liabilities are translated at the unified exchange rate quoted by Yahoo Finance on the balance sheet date. Translation adjustments resulting from this process are included in other comprehensive income (loss). For the year ended May 31, 2023 and 2022, foreign currency translation adjustment losses of $13,899 and $13,838, respectively, has been reported in the consolidated statements of operations and comprehensive income (loss).

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

Going forward, we will have to develop external sources of investment capital in order to meet the goals for expansion set into the Hainan ZKGC business plan. During the past two fiscal years, the only external financing that we have contributed to Hainan ZKGC was the proceeds of our private placement of three million ordinary shares, which totaled approximately $61,000. These funds were contributed by the investors to Zhongke WFOE and then paid into Hainan ZKGC as a non-interest-bearing loan from Zhongke WFOE. No amount of the loan has been repaid nor has Hainan ZKGC distributed any amount of its profits to Zhongke WFOE. We do not anticipate loan repayment or distributions by Hainan ZKGC to occur during the next several years, as we expect Hainan ZKGC to utilize all of its cash resources for purposes of expansion.

We will be permitted under PRC laws and regulations to provide funding to our PRC subsidiary, Zhongke WFOE, only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. Any loans to Zhongke WFOE, our PRC subsidiary, will be subject to PRC regulations and foreign exchange loan registrations. For example, loans by ZKGC Cayman to our PRC subsidiary to finance loans it will make to Hainan ZKGC cannot exceed statutory limits and must be registered with the local counterpart of the State Administration on Foreign Exchange (“SAFE”), or filed with SAFE in its information system. We may also provide loans directly to Hainan ZKGC, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017. According to the Notice of the People’s Bank of China and the State Administration of Foreign Exchange on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by the People’s Bank of China and the State Administration of Foreign Exchange in March 2020, the limit for the total amount of foreign debt that any of the Chinese entities can carry is 2.5 times its net assets. Moreover, any medium or long-term loan to be provided by us to Hainan ZKGC or to our PRC subsidiary must also be filed and registered with the NDRC. We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be reported to the Ministry of Commerce, or MOFCOM, or its local counterpart. In addition, a foreign invested enterprise is required to use its capital pursuant to the principle of authenticity and self-use within its business scope.

Cash Flows

The following table summarizes our cash flows for the past two fiscal years:

	Year Ended May 31,	Year Ended May 31
	2023	2022

Net cash provided by (used in) operating activities	$(43,615)	$269,596
Net cash used in investing activities	(87,932)	(143,555)
Net cash (used in) provided by financing activities	57,784	(98,199)
Effect of exchange rate changes on cash	385	(5,503)
Net increase in cash	(73,378)	22,339
Cash, beginning	115,270	92,931
Cash, ending	$41,892	$115,270

The following summarizes the key components of our cash flows for the year ended May 31, 2022 and 2023:

Operating Activities

Despite realizing net income of $72,383, the Company used $43,615 in net cash in its operating activities during the year ended May 31, 2023. The primary offset to net income was an increase in accounts receivable by $436,424. In addition, the Company incurred $197,049 in construction costs relating to uncompleted contracts and $170,230 in prepayments. These draws on cash were partially offset by net income and by a $389,416 increase in accounts payable.

Despite realizing only $38,811 in net income during the year ended May 31, 2022, net cash provided by operating activities was $269,596 for that year. The principal reason for the disparity was the Company’s increase of accounts payable by $217,503.

Investing Activities

Net cash used in investing activities was $87,932 for the year ended May 31, 2023. Hainan ZKGC received $352,946 from sale of fully owned charging stations and paid $440,878 for purchase of property and equipment.

Net cash used in investing activities was $143,555 for the year ended May 31, 2022. Hainan ZKGC received $324,373 from sale of fully owned charging stations and paid $454,592 and $13,336, respectively, for purchase of property and equipment and intangible assets.

Financing Activities

Net cash provided by financing activities was $57,784 for the year ended May 31, 2023, which represented repayment of a loan made to shareholder Liao Jinqi in prior years.

Net cash used in financing activities was $98,198 for the year ended May 31, 2022. $112,862 was used to repay loans made to the Company by Liao Jinqi and $46,650 (RMB 300,000) was used to repay a third party loan. These uses were partially offset by $61,313 of proceeds from the private placement of 3,000,000 ordinary shares in November 2021.

Working Capital

The Company’s balance sheet as of May 31, 2023 and May 31, 2022 showed deficit working capital of $212,580 and $204,084, respectively. The primary reason for the deficits was our method of accounting for work in process. For each charging station that Hainan ZKGC begins to construct, it estimates the time required for construction, then allocates the estimated cost of construction over the estimated time, and recognizes as “Contract liability” the growing liability for the estimated cost in proportion to the passage of estimated time. We also capitalize the costs that Hainan ZKGC incurs with respect to the project as “costs related to uncompleted contracts”. As of May 31, 2023 Hainan ZKGC had one charging station under construction, and the excess of construction in progress over contract liability was $257. As of May 31, 2022 Hainan ZKGC had one charging station under construction, and the excess of contract liability over construction in progress was $11,561.

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

In our preparation of the financial statements for the year ended May 31, 2023, there were two estimates made which were (a) subject to a high degree of uncertainty and (b) material to our results. These were:

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

ZKGC Cayman

The sole director and senior manager of ZKGC Cayman is identified in the following table.

Name	Age	Position/Title
Liao Jinqi	51	Chairman of the Board
Zhuowen Chen	60	Director; Chief Executive Officer
Zhifei Huang	47	Director; Chief Financial Officer; Secretary

Liao Jinqi is the founder of our company, has been our chairman since our inception, and also served as Chief Executive Officer until March 2023. Mr. Liao has many years of experience in the construction and management of charging stations, and is skilled in assessing the feasibility of a charging station location. Prior to organizing Hainan ZKGC in 2020, Mr. Liao was for one year employed as General Manager of Guangdong Jiangmen Gongchuang New Energy Automobile Co., Ltd., for two years employed as Supervisor by Guangdong Gongchuang Pure Electric Vehicle Charging Service Co., Ltd., and for three years employed as Chairman by Guangdong Gongchuang New Energy Automobile Co., Ltd., each of which companies was involved in the construction and operation of charging stations. Previously, Mr. Liao had been for three years employed as General Manager by Guangdong Century Hongyan Decoration Engineering Co., Ltd. and for two years employed as General Manager by Maoming City Tianxi Art General Store, each of which provided interior decoration services.

Zhuowen Chen. Mr. Chen has been appointed to the Board and to the position of Chief Executive Officer to bring his experience in financial management. Mr. Chen has been employed since 1998 in positions with responsibility for financial accounting. Mr. Chen currently serves as Chief Financial Officer of JRSIS Health Care Corporation (OTC Pink: JRSS). Previously, from 2017 through 2021, Mr. Chen was employed as Chief Financial Officer of Zhongshan Yuandian Industrial Development Co., Ltd. From 2006 to 2016 Mr. Chen was employed as Chief Financial Officer of Shanghai FuDi Company. Mr. Chen was awarded a Master’s Degree in Business Administration.

Zhifei Huang. Mr. Huang has been appointed to the Board and the position of Chief Financial Officer to bring his experience in corporate management and project design. Mr. Huang currently serves as Chief Executive Officer of JRSIS Health Care Corporation (OTC Pink: JRSS). From 2017 through 2021 Mr. Huang was employed as Chief Executive Officer of Zhongshan Yuandian Industrial Development Co., Ltd. Mr. Huang holds a Master’s Degree in Business Administration awarded by Sun Yat-Sen University. He is 46 years old.

Hainan ZKGC

The directors and senior managers of Hainan ZKGC are identified in the following table.

Name	Age	Position/Title
Liao Jinqi	51	Executive Director; General Manager
Chunai Liu	48	Accounting Manager

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

B. Compensation

ZKGC Cayman does not compensate any of its directors and officers for their services.

Hainan ZKGC pays Liao Jinqi a salary of 3,000 RMB (US$411) per month for his services as director and General Manager. This amount consists only of cash and does not include any share-based compensation or benefits in kind.

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

D. Employees

Our Company has no employees. The VIE affiliates currently employ 20 individuals: 16 are employed by Hainan ZKGC and 3 are employed by ZKGY Network. 7 of their employees perform administrative functions, including a general manager, a legal counsel and an accounting manager, 3 are technicians, and 10 are dedicated to sales & marketing. None of their employees are represented by a labor union or similar collective bargaining organization.

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

Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Class
Liao Jinqi	5,100,000	(2)	39.2%
All officers and directors as a group (1 person)	5,100,000		39.2%
Zhuowei Zhong	5,034,000	(3)	38.7%

(1)	Ownership is of record and beneficial, unless otherwise indicated.
(2)	Represents shares owned of record by G&C International Investment Co., Ltd. of which Mr. Liao is the sole owner.
(3)	Includes 4,900,000 shares owned of record by Wanqi International Investment Co., Ltd., over which Zhuowei Zhong has voting and dispositional control.

There was no significant change in the percentage ownership held by any major shareholder during the fiscal year ended May 31, 2023.

We are not aware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our Company.

B. Related Party Transactions

There have been no transaction since June 1, 2022 nor any currently proposed transaction, in which a related party had or has a material interest, in which the amount involved exceeded the lesser of $120,000 or one percent of our average total assets at the end of the two most recent fiscal years.

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

ZKGC New Energy Limited

May 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ZKGC New Energy Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZKGC New Energy Limited and Subsidiaries and Variable Interest Entity (the “Company”) as of May 31, 2023 and May 31, 2022 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the years ended May 31, 2023 and May 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ZKGC New Energy Limited and Subsidiaries and Variable Interest Entity as of May 31, 2023 and May 31, 2022 and the results of their operations and cash flows for the years ended May 31, 2023 and May 31, 2022 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Michael T. Studer CPA P.C.
Michael T. Studer CPA P.C.

Freeport, New York

October 16, 2023

PCAOB ID #822

We have served as the Company’s auditor since 2021.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN UNITED STATES DOLLARS)

	May 31,	May 31,
	2023	2022

ASSETS
Current assets:
Cash	$41,892	$115,270
Accounts receivable, net of allowance for doubtful accounts of $0 and $0, respectively	685,410	275,421
Construction costs relating to uncompleted contracts	183,899	45,630
Prepayments and other current assets	210,623	47,156
Due from related party	-	59,961
Total current assets	1,121,824	543,438

Noncurrent assets:
Property and equipment, net	530,049	440,049
Intangible assets, net	52,807	75,827
Total non-current assets	582,856	515,876
TOTAL ASSETS	1,704,680	$1,059,314

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$916,187	$580,676
Contract liability	183,642	57,191
Taxes payable	140,685	73,020
Advances from customers	54,196	23,366
Accrued liabilities and other payables	39,694	13,269
Total current liabilities	1,334,404	747,522
Total liabilities	1,334,404	747,522

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares (50,000,000 shares authorized, par value of $0.001 each; 13,000,000 and 13,000,000 shares issued and outstanding at May 31, 2023 and May 31, 2022)	13,000	13,000
Additional paid-in capital	230,668	230,668
Retained earnings	122,331	64,605
Statutory reserves	25,913	10,429
Accumulated other comprehensive income (loss)	(20,697)	(6,798)
Total stockholders’ equity attributable to ZKGC New Energy Limited	371,215	311,904
Noncontrolling interest	(939)	(112)
Total stockholders’ equity	370,276	311,792
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,704,680	$1,059,314

The accompanying notes are an integral part of these consolidated financial statements.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

	For Year Ended May 31,	For Year Ended May 31,
	2023	2022

Revenues:
Product sales	$945,493	$1,657,599
Charging service revenue – company-owned charging stations	578,108	252,828
Charging service revenue – third-party-owned charging stations	2,266,109	1,015,469
Total Revenues	3,789,710	2,925,896

Cost of Revenues:
Cost of product sales	737,188	1,419,917
Cost of charging services – company-owned charging stations	623,937	276,342
Cost of charging services – third-party-owned charging stations	2,068,391	984,820
Total Cost of Revenues	3,429,516	2,681,079

Gross Profit	360,194	244,817

Operating expenses:
Selling and marketing	15,452	21,147
General and administrative	354,342	245,880
Research and Development	43,123	-

Total operating expenses	412,917	267,027

Income (Loss) From Operations	(52,723)	(22,210)

Other income (expense):
Interest (expense)	(17,085)	(7,314)
Gain on assets disposal	98,924	70,063
Other non-operating income	94,979	21,291

Total other income (expense), net	176,818	84,040

Income before provision for income taxes	124,095	61,830
Provision (benefit) for income taxes	51,712	23,019
Net income	72,383	38,811
Add: loss attributable to noncontrolling interests	827	302
Net income attributable to ZKGC New Energy Limited	$73,210	$39,113

Statement of Comprehensive Income (Loss):
Net income	$72,383	$38,811
Other comprehensive income (loss):
Foreign currency translation adjustment	(13,899)	(13,838)

Comprehensive income (loss)	58,484	24,973
Add: comprehensive loss attributable to noncontrolling interests	827	302
Comprehensive income attributable to ZKGC New Energy Limited	$59,311	$25,275

Weighted average number of ordinary shares
Basic and diluted	13,000,000	11,619,178

Earnings per share
Basic and diluted	$0.01	$0.00

The accompanying notes are an integral part of these consolidated financial statements.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

	Ordinary shares	Ordinary shares amount	Additional Paid-in Capital	Retained Earnings	Statutory Reserve Fund	Other Comprehensive Income	Noncontrolling Interests	Total

Balance at May 31, 2022	13,000,000	$13,000	$230,668	$64,605	$10,429	$(6,798)	$(112)	$311,792
Net income				73,210			(827)	72,383
Allocation to statutory reserves				(15,484)	15,484			-
Foreign currency translation adjustment						(13,899)		(13,899)
Balance at May 31, 2023	13,000,000	$13,000	$230,668	$122,331	$25,913	$(20,697)	$(939)	$370,276

	Ordinary shares	Ordinary shares amount	Additional Paid-in Capital	Retained Earnings	Statutory Reserve Fund	Other Comprehensive Income	Noncontrolling Interests	Total

Balance at May 31, 2021	10,000,000	$10,000	$172,355	$31,192	$4,729	$7,040	$190	$225,506
Sales of ordinary shares	3,000,000	3,000	58,313	-	-	-		61,313
Net income	-	-	-	39,113	-	-	(302)	38,811
Allocation to statutory reserves	-	-	-	(5,700)	5,700	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(13,838)	-	(13,838)
Balance at May 31, 2022	13,000,000	$13,000	$230,668	$64,605	$10,429	$(6,798)	$(112)	$311,792

The accompanying notes are an integral part of these consolidated financial statements.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

	For Year Ended May 31,	For Year Ended May 31,
	2023	2022
Cash flows from operating activities:
Net income	$72,383	$38,811
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	129,754	91,056
Gain on assets disposal	(98,924)	(70,063)
Changes in operating assets and liabilities:
Accounts receivable	(436,424)	(15,638)
Construction costs relating to uncompleted contracts	(197,049)	281,406
Prepayments and other current assets	(170,230)	(34,906)
Accounts payable	389,416	217,503
Contract liability	132,931	(331,299)
Taxes payable	73,690	54,773
Advances from customers	32,978	24,207
Accrued liabilities and other payables	27,860	13,746
Net cash (used in) provided by operating activities	(43,615)	269,596

Cash flows from investing activities:
Purchases of property and equipment	(440,878)	(454,592)
Purchases of intangible assets	-	(13,336)
Proceeds on assets disposal	352,946	324,373
Net cash used in investing activities	(87,932)	(143,555)

Cash flows from financing activities:
Proceeds from sales of ordinary shares	-	61,313
Advances from related party	57,784	79,181
Repayment of advances from related party	-	(192,043)
Repayment of third party loan	-	(46,650)
Net cash (used in) provided by financing activities	57,784	(98,199)

Effect of exchange rate changes on cash	385	(5,503)

Net (decrease) increase in cash	(73,378)	22,339
Cash, beginning of period	115,270	92,931
Cash, end of period	$41,892	$115,270

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-
Non-cash investing and financing activities
Property and equipment paid by related party	$-	$77,832
Property and equipment for accounts payable	$-	$164,123
Property and equipment transfer from construction costs relating to uncompleted contracts	$172,098	$-

The accompanying notes are an integral part of these consolidated financial statements

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

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

The Company’s variable interest entity (“VIE”), Hainan ZKGC New Energy Co., Ltd. (“Hainan ZKGC”), a PRC limited liability company established on August 11, 2020, with assistance from Hainan ZKGC’s 99% owned subsidiary, Hainan ZKGY Network Technology Co., Ltd (“Network ZKGC”), a PRC limited liability company established on September 28, 2020, is a builder, owner, operator, and manager of electric vehicle (“EV”) charging stations and provider of EV charging equipment and networked EV charging services. The VIE offers residential and commercial EV charging equipment, enabling EV drivers to recharge at various location types. The VIE’s principal line of products and services is its Charging Cloud SAAS Platform (the “SAAS network”), EV charging equipment, and EV charging services. The SAAS network provides property owners, managers, parking companies, and state and municipal entities (“Property Partners”) with cloud-based services that enable the remote monitoring and management of EV charging stations. The SAAS network also provides EV drivers with vital station information, including station location, availability and fees payment.

On October 18, 2021, ZKGC Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of ZKGC Cayman prior to the reorganization. ZKGC Cayman and ZKGC International were established as the holding companies of Zhongke WFOE. Zhongke WFOE is the primary beneficiary of Hainan ZKGC and its subsidiary. All of these entities are under common control which results in the consolidation of ZKGC and subsidiary which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of August 11, 2020 in the accompanying consolidated financial statements of ZKGC Cayman.

The accompanying consolidated financial statements reflect the activities of ZKGC Cayman and each of the following entities:

Subsidiaries	Activities	Place Incorporated	Date Incorporated	Ownership Percentage
ZKGC International Group Holdings Limited (“ZKGC International”)	Holding company	Hong Kong, the PRC	September 9, 2021	100% owned by ZKGC Cayman
Hainan GCGY Commercial & Trading Co., Ltd. (“Zhongke WFOE”)	Holding company	Hainan, the PRC	October 12, 2021	100% owned by ZKGC International
Hainan ZKGC New Energy Co., Ltd. (“Hainan ZKGC”)	Construction and operation of electric vehicle (“EV”) charging stations	Hainan, the PRC	August 11, 2020	VIE of Zhongke WFOE
Hainan ZKGY Network Technology Co., Ltd (“Network ZKGC”)	Provider and manager of Charging Cloud SAAS Platform (the “SAAS network”)	Hainan, the PRC	September 28, 2020	99% owned by Hainan ZKGC

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the development and operation of information technology in China, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. Neither the Company nor its subsidiaries own any equity interest in Hainan ZKGC. As such, Hainan ZKGC is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) (collectively the “Contractual Arrangements”), which were signed on October 18, 2021.

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

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

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

Based on the foregoing contractual arrangements, which grant Zhongke WFOE effective control of Hainan ZKGC and subsidiaries and enable Zhongke WFOE to receive all of their expected residual returns, the Company accounts for Hainan ZKGC as a variable interest entity (“VIE”). Accordingly, the Company consolidates the accounts of Hainan ZKGC and its subsidiary for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities and Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries and its VIE, over which the Company exercises control and is the primary beneficiary. Although the VIE agreements were entered into in October 2021, since the Company and the VIE are under common control, the financial statements reflect the operations as if the VIE agreements were in effect as of August 11, 2020. All transactions and balances among the Company, its subsidiaries and VIE have been eliminated upon consolidation.

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

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Cash

Cash comprises cash at banks and on hand. Cash at banks are held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of May 31, 2023 and May 31, 2022, the Company’s VIE had cash of approximately $42,000 and $115,000, respectively.

Accounts receivable

Accounts receivable are stated and carried at their original invoiced amount. Accounts are considered overdue after 180 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, age of the receivable, the economic environment, industry trend analysis, and the credit history and financial condition of the customer. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable. As of May 31, 2023 and May 31, 2022, no allowance for doubtful accounts was deemed necessary.

Construction costs relating to uncompleted contracts and contract liability

Construction costs relating to uncompleted contracts consist of costs of construction incurred associated with the building of charging stations for customers. Contract liability is accrued with construction in progress until the project wraps up. The Company recognizes contract liability through use of the input method which is measured by reference to the ratio of contract costs incurred to date to the estimated total costs for the contract. Contract costs incurred to date are shown as construction costs relating to uncompleted contracts on the balance sheet unless it is not probable that such contract costs are recoverable from the customers, in which case, such costs are recognized as an expense immediately. The construction period of each charging station is approximately 60 days. As of May 31, 2023, there was $183,899 construction costs relating to uncompleted contracts and $183,642 contract liability on the balance sheet. And as of May 31, 2022, there was $45,630 construction costs relating to uncompleted contracts and $57,191 contract liability on the balance sheet.

Prepayments

Prepayments are mainly payments made to vendors or service providers for purchasing goods or services that have not been received or provided, including rent and utilities. These amounts are refundable and bear no interest. Prepayments are classified as either current or non-current based on the terms of the respective agreements. These prepayments are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of May 31, 2023 and May 31, 2022, the Company made no allowance for impairment.

Value added tax

The Company’s VIE is subject to value added tax (“VAT”) in the PRC. As of May 31, 2023 and May 31, 2022, the net VAT payable balance of approximately $48,000 and $32,000, respectively, is included in taxes payable on the consolidated balance sheet. Revenues from domestic sales are presented net of applicable VAT. The VIE was subject to a 3% VAT rate through July 2021 due to qualification as a small-scale taxpayer and its value-added tax rate increased to 13% since August 2021 which was reduced to 1% until December 31, 2021 due to the Covid-19 pandemic.

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

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

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

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the year ended May 31, 2023 and 2022, no impairment of long-lived assets was recognized.

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

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

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

Noncontrolling Interests

The Company’s noncontrolling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, specifically 1% of Network ZKGC. The noncontrolling interests are presented in the consolidated balance sheets separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the consolidated statements of income as allocations of the total income or loss for the year ended May 31, 2023 and 2022 between noncontrolling interests holders and the shareholders of the Company.

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

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

The Company recognizes revenue primarily from three different types of contracts:

●	Product sales* – The VIE builds ready-to-use charging stations for sale. Product sales contracts are on a fixed price basis with no separate sales rebate, discount, or other incentive, and no right of return exists on sales of inventory. Revenue is recognized at a point in time when the customer obtains control of the goods and the VIE satisfies its performance obligations, which generally is at the time it transfers the ownership of the product to the customer.

●	Charging service revenue – VIE-owned charging stations – The VIE generates revenue from fully owned and jointly owned charging stations by providing charging service to electric vehicles. Service price, which is measured by unit price per kWh, is fixed and determinable. Revenue is recognized at a point in time when a particular charging session is completed. The VIE is the primary obligor and is responsible for (1) soliciting customers and fulfilling the promise to provide charging services, (2) setting service price for charging service, (3) handling customer services and complaints and (4) performing collection and payment activities. The VIE acts as the principal of these arrangements and therefore reports revenue earned and costs incurred related to these transactions on a gross basis.

●	Charging service revenue – third-party-owned charging stations – The VIE generates revenue from non-VIE-owned charging stations. Revenue is recognized at a point in time when a particular charging session is completed in accordance with a contractual relationship between the VIE and the owner of the station.

*	The VIE derives its product sales from contracting with its customers to construct the charging stations and with revenues being recognized upon delivery of products when the “transfer of control” occurs. The completed contract method is used to recognize such revenues at a point in time after the performance obligations are satisfied. The contract is so short, which is normally 60 days, that splitting it up into multiple billings isn’t feasible. The customer doesn’t receive or consume benefits from the work until the very end. The VIE has an unconditional right to receive payment for work completed to date and recognizes the account receivable and contract liability amount on the balance sheet using the cost-to-cost input method, based primarily on contract costs incurred to date compared to total estimated contract costs. This method is the most accurate measure of work completed to date, which normally includes direct material, and subcontractor costs. The VIE typically pays 40% of the total contract costs to the vendors in advance when signing the contractor agreement, 30% extra is paid when receiving equipment and other materials used for construction and the remaining 30% is settled when the construction is completed, passed acceptance inspection and ready to transfer to the customer. Construction costs relating to uncompleted contracts and contract liability continue to accrue until the project wraps up. Once the VIE completes the contract, the revenue and related cost of construction is recognized. Persuasive evidence of an arrangement is demonstrated via sales contract, and the sales price to the customer is fixed upon acceptance of the sales contract and there is no separate sales rebate, discount, or other incentive. Revenue is recognized net of returns. For the year ended May 31, 2023 and 2022, total sales returns were nil.

Advertising costs

Advertising costs amounted to $1,830 and $2,609, respectively, for the years ended May 31, 2023 and 2022. Advertising costs are expensed as incurred and included in selling and marketing expenses.

Income taxes

The Company accounts for income taxes in accordance with US GAAP. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. PRC tax returns filed for the year ended December 31, 2022, for the year ended December 31, 2021 and for the period from August 11, 2020 (inception) to December 31, 2020 are subject to examination by the applicable tax authorities.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The VIE in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. There were no transaction gains and losses for the year ended May 31, 2023 and 2022.

Translation adjustments included in accumulated other comprehensive income amounted to ($20,697) and ($6,798), respectively, as of May 31, 2023 and May 31, 2022. The balance sheet amounts, with the exception of equity were translated at the current exchange rate of $0.1413 and $0.1501  as of May 31, 2023 and May 31, 2022, respectively. The equity accounts were translated at their historical rate. The average translation rate applied to statement of income accounts was $0.1447 and $0.1555 for the year ended May 31, 2023 and 2022, respectively. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended May 31, 2023 and 2022, there were no dilutive shares.

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

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. For US public companies, ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018. ASU 2020-05 delayed the effective date of ASU 2016-02 for non-public companies and foreign private issuers to annual periods beginning after December 15, 2021. This new standard has not had a material affect on the Company’s financial positions or results of operations.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

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

Accordingly, the accounts of Hainan ZKGC and its subsidiary Network ZKGC are consolidated in the accompanying consolidated financial statements.

The carrying amounts of the VIE’s consolidated assets and liabilities as of May 31, 2023 and May 31, 2022 are as follows:

	May 31,	May 31,
	2023	2022

Current assets	$1,121,824	$543,438
Non-current assets	582,856	515,876
Total assets	1,704,680	1,059,314
Total liabilities	1,334,404	747,522
Net assets	$370,276	$311,792

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

The summarized consolidated operating results of the VIE for the years ended May 31, 2023 and 2022 are as follows:

	Year Ended May 31,	Year Ended May 31,
	2023	2022

Revenues	$3,789,710	$2,925,896
Cost of revenues	3,429,516	2,681,079
Gross profit	360,194	244,817
Operating expenses	412,917	267,027
Income / (loss) from operations	(52,723)	(22,210)
Other income /(loss), net	176,818	84,040
(Provision) for income taxes	(51,712)	(23,019)
Net income	$72,383	$38,811

The summarized consolidated statements of cash flows of the VIE for the years ended May 31, 2023 and 2022 are as follows:

	Year Ended May 31,	Year Ended May 31,
	2023	2022

Net cash (used in) provided by operating activities	$(43,615)	$269,596
Net cash used in investing activities	(87,932)	(143,555)
Net cash provided by (used in) financing activities	57,784	(98,199)
Effect of exchange rate changes on cash	385	(5,503)
Net (decrease) increase in cash	(73,378)	22,339
Cash, beginning	115,270	92,931
Cash, ending	$41,892	$115,270

Note 4 – Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	May 31, 2023	May 31, 2022

Rent	$2,449	$10,392
Other services	145,047	35,263
Advances to employees	63,127	1,501
Total	$210,623	$47,156

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Note 5 – Property and equipment, net

Property and equipment consisted of the following:

	May 31, 2023	May 31, 2022

Office equipment	$31,123	$14,075
Furniture and fixtures	1,530	1,626
Transportation equipment	56,357	59,883
Charging stations	542,115	426,503
Total	631,125	502,087
Less: accumulated depreciation	(101,077)	(62,038)
Property and equipment, net	$530,049	$440,049

Depreciation expense for the years ended May 31, 2023 and 2022 was $110,754 and $72,631, respectively.

Note 6 – Intangible assets, net

Intangible assets consisted of the following:

	May 31, 2023	May 31, 2022

Software	$92,776	$98,580
Less: accumulated amortization	(39,969)	(22,753)
Intangible assets, net	$52,807	$75,827

Amortization expense charged to operations for the years ended May 31, 2023 and 2022 was $19,000 and $18,425, respectively.

The expected annual amortization expense for each of the five succeeding fiscal years is as follows:

Year ending May 31,	Amortization Expense

2024	$18,555
2025	18,555
2026	13,880
2027	1,817
Thereafter	-
Total	$52,807

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Note 7 – Related party balances and transactions

Related party balances

Due from related party consists of the following:

Name	Relationship	Nature	May 31, 2023	May 31, 2022
Liao Jinqi	Majority stockholder, director and CEO of the Company	Loan receivable, no interest, due on demand	$-	$59,961

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

Provision for income taxes consisted of:

	Year Ended May 31,	Year Ended May 31,
	2023	2022

Current income tax expense	$51,712	$23,019
Provision for income taxes	$51,712	$23,019

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Significant components of net deferred tax assets and liabilities were as follows:

	May 31, 2023	May 31, 2022
Deferred tax assets
Net operating loss carryforwards in China	$30,478	$10,274
Total deferred tax assets	30,478	10,274
Valuation allowance	(30,478)	(10,274)
Total net deferred tax asset	$-	$-

As of May 31, 2023 and May 31, 2022, the Company had a net operating loss (NOL) carryforward of approximately $120,000 and $40,000, respectively, from Hainan ZKGC’s subsidiary, Network ZKGC. The NOL will expire approximately $12,000 in 2026, $28,000 in 2027 and approximately $80,000 in 2028. Network ZKGC expects to continue to generate losses in the coming years, and believes it is more likely than not that its PRC operations will not be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC. The Company evaluates the recoverable amounts of deferred tax assets and considers both positive and negative factors when assessing the future realization of the deferred tax assets and applies weight to the relative impact of the evidence to the extent it can be objectively verified. Management provided a 100% valuation allowance for the deferred tax assets as of May 31, 2023 and May 31, 2022.

Reconciliation of the effective income tax rate is as follows:

	Year Ended May 31,	Year Ended May 31,
	2023	2022

Tax at PRC statutory rate	25.0%	25.0%
Effect of non-utilization of Network ZKGC net loss	16.7%	12.2%
Effective tax rate	41.7%	37.2%

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of May 31, 2023 and May 31, 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties for the year ended May 31, 2023 and 2022. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve (12) months from May 31, 2023.

Taxes payable consisted of the following:

	May 31, 2023	May 31, 2022

Income taxes	$86,111	$37,838
Value added tax (“VAT”)	49,377	31,610
Other taxes	5,197	3,572
Total	$140,685	$73,020

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Note 9 – Stockholders’ equity

Ordinary shares

ZKGC Cayman has authorized 50,000,000 ordinary shares with a par value of $0.001.

Capital contributions

During the period from August 11, 2020 (inception) through May 31, 2021, Jinqi Liao (Company’s CEO and sole stockholder of Hainan ZKGC) contributed a total of $182,660 to Hainan ZKGC and Network ZKGC.

Private placement

On November 16, 2021, ZKGC Cayman issued a total of 3,000,000 of its ordinary shares to 70 non-United States investors in consideration for total proceeds of $61,313 (RMB 390,000) cash.

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Company’s subsidiary and VIE in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Company’s subsidiary and VIE in the PRC are required to allocate at least 10% of their after-tax profits to a statutory reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each entity in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The statutory reserves recorded by the Company’s subsidiaries in the PRC were $25,913 and $10,429 as of May 31, 2023 and May 31, 2022, respectively.

Restricted assets

As a result of these PRC laws and regulations and the requirement that distributions by the Company’s subsidiary and VIE in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s subsidiary and VIE in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Company’s subsidiary and VIE in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represents the amount of net assets of the Company’s subsidiaries in the PRC not available for distribution, was $269,581 and $254,097 as of May 31, 2023 and May 31, 2022, respectively.

Note 10 – Commitments

Lease Commitments

The VIE rents its office and employee housing in the PRC under non-cancellable operating leases. There is no future minimum lease payments under the non-cancellable operating leases as of May 31, 2023.

Lease expense for the years ended May 31, 2023 and 2022 was $11,679 and $19,583, respectively.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Note 11 – Risks and Uncertainties

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

COVID-19

In March 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Given the nature of the COVID-19 pandemic, and because substantially all of the Company’s business operations and workforce are concentrated in China, the Company’s business, results of operations, and financial condition have been adversely affected. The impact of COVID-19 on the macroeconomic outlook of China and any business disruption due to further resurgence of COVID-19 may have adverse financial impacts for the Company beyond 2023 and cannot be reasonably estimated at this time.

Foreign currency risk

Most of the VIE’s transactions are denominated in RMB and a significant portion of the Company consolidated assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how market forces, PRC or U.S. government policies may impact the exchange rates between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

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

As of May 31, 2023, all deposits in banks located in the PRC were subject to insurance coverage. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD $71,000). Management believes that the credit risk on its cash in banks is limited because the counterparties are recognized financial institutions.

For the credit risk related to its accounts receivable, the VIE performs ongoing credit evaluations of its customers. At May 31, 2023 and May 31, 2022, no allowance for doubtful accounts was considered necessary.

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Significant customers

For the year ended May 31, 2023, three charging station construction customers accounted for 14.2%, 6.0% and 5.2% of the VIE’s total revenues. For the year ended May 31, 2022, three charging station construction customers accounted for 6.8%, 6.7% and 6.0% of the VIE’s total revenues.

As of May 31, 2023, one customer accounted for 18.8% of accounts receivable. As of May 31, 2022, one customer accounted for 18.4% of accounts receivable.

Vendor concentration risk

For the year ended May 31, 2023, three vendors accounted for 60.2%, 13.9% and 13.4% of the VIE’s total construction costs relating to product sales and uncompleted contracts. For the year ended May 31, 2022, two vendors accounted for 43.3% and 25.5% of the VIE’s total construction costs relating to product sales and uncompleted contracts.

As of May 31, 2023, one vendor accounted for 37.1% of accounts payable. As of May 31, 2022, one vendor accounted for 55.3% of accounts payable.

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

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

PARENT COMPANY BALANCE SHEETS

	May 31, 2023	May 31, 2022

ASSETS
OTHER ASSETS
Receivable from VIE	$61,313	$61,313
Investment in subsidiaries and VIE	309,902	250,591

Total assets	$371,215	$311,904

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY

Ordinary shares ($0.001 par value, 50,000,000 shares authorized, 13,000,000 and 13,000,000 shares issued and outstanding as of May 31, 2023 and May 31, 2022)	13,000	13,000
Additional paid-in capital	230,668	230,668
Retained earnings	122,331	64,605
Statutory reserves	25,913	10,429
Accumulated other comprehensive income (loss)	(20,697)	(6,798)
Total stockholders’ equity	371,215	311,904

Total liabilities and stockholders’ equity	$371,215	$311,904

ZKGC NEW ENERGY LIMITED AND SUBSIDIARIES AND VARIABLE INTEREST ENTITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED MAY 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

PARENT COMPANY STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

FOR YEARS ENDED MAY 31, 2023 AND 2022

	Year Ended May 31,	Year Ended May 31,
	2023	2022

EQUITY IN INCOME OF SUBSIDIARIES AND VIE	$72,383	$38,811

COSTS AND EXPENSES
General and Administrative expenses	-	-
Total costs and expenses	-	-

INCOME BEFORE INCOME TAXES	72,383	38,811

PROVISION FOR INCOME TAXES	-	-

NET INCOME	72,383	38,811

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(13,899)	(13,838)
COMPREHENSIVE INCOME	$58,484	$24,973

PARENT COMPANY STATEMENTS OF CASH FLOWS

FOR YEARS ENDED MAY 31, 2023 AND 2022

	Year Ended May 31,	Year Ended May 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$72,383	$38,811
Adjustments to reconcile net income to cash used in operating activities:
Equity in income of subsidiaries and VIE	(72,383)	(38,811)

Net cash used in operating activities	-	-

CHANGES IN CASH	-	-

CASH, beginning of period	-	-

CASH, end of period	$-	$-

ITEM 9. THE OFFER AND LISTING

The Company’s Ordinary Shares are quoted on the OTC Pink Market under the symbol ZKGCF”. The quotations reported on the OTC Pink Market reflect inter-dealer prices without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

The Company’s Ordinary Shares are thinly traded. The quoted bid and asked prices for the Ordinary Shares vary significantly from week to week. An investor holding shares of the Company’s Ordinary Shares may find it difficult to sell the shares and may find it impossible to sell more than a small number of shares at the quoted bid price.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

NONE

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NONE

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934) as of May 31, 2023. That evaluation revealed the weaknesses in disclosure controls and procedures described below Management’s Report on Internal Control over Financial Reporting. Because of those weaknesses, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s system of disclosure controls and procedures was not effective as of May 31, 2023 for the purposes described in Rule 13a-15(e).

Changes in Internal Controls. There was no change in internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934) identified in connection with the evaluation described in the preceding paragraph that occurred during the year ended May 31, 2023 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. We have assessed the effectiveness of those internal controls as of May 31, 2023, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework (1992) as a basis for our assessment.

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

Management does not believe that the current level of the Company’s operations warrants a remediation of the weaknesses identified in this assessment. However, because of the above condition, management’s assessment is that the Company’s internal controls over financial reporting were not effective as of May 31, 2023.

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

ITEM 16. [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert. The Board does not believe that the Company’s financial reports are sufficiently complex at this time to warrant the expense of recruiting an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a code of ethics applicable to members of management, due to the fact that there are only three members of management.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Michael T. Studer CPA, P.C. billed $70,000 in connection with the audit and reviews of the Company’s financial statements for the year ended May 31, 2023. Michael T. Studer CPA, P.C. billed $100,000 in connection with the audit and reviews of the Company’s financial statements for the year ended May 31, 2022. Also included are those services normally provided by the accountant in connection with the Company’s statutory and regulatory filings.

Audit-Related Fees

Michael T. Studer CPA, P.C. did not bill the Company for any Audit-Related fees in fiscal 2023 or in fiscal 2022.

Tax Fees

Michael T. Studer CPA, P.C. did not bill the Company in fiscal 2023 or fiscal 2022 for professional services rendered for tax compliance, tax advice and tax planning.

All Other Fees

Michael T. Studer CPA, P.C. did not bill the Company for any other fees in fiscal 2023 or fiscal 2022.

It is the policy of the Company that all services, other than audit, review or attest services, must be pre-approved by the Board of Directors.

Subcontracted Services

All work on Michael T. Studer CPA, P.C.’s engagement to audit the Company’s financial statements for the year ended May 31, 2023 was performed by full-time permanent employees of Michael T. Studer CPA, P.C..

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

Not Applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has not adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. The Company does not believe that adoption of such policies is warranted at this time, as the volume of trading of the Ordinary Shares is very limited.

ITEM 16K. CYBERSECURITY

The Company has not adopted any significant processes for assessing, identifying, and managing material risks from cybersecurity threats.

No risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The board of directors has not yet addressed the risks from cybersecurity threats.

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

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association(1)
4.1	Exclusive Business Cooperation Agreement between Zhongke WFOE and Hainan ZKGC(1)
4.2	Equity Interest Pledge Agreement among Zhongke WFOE, Liao Jinqi and Hainan ZKGC(1)
4.3	Exclusive Option Agreement among Zhongke WFOE, Liao Jinqi and Hainan ZKGC(1)
4-3(a)	Spousal Consent(2)
4.4	Power of Attorney between Liao Jinqi and Zhongke WFOE(1)
4.5	Form of Investment Cooperation Contract of Intelligent Charging Station - Joint Ownership(1)
4.6	Form of Investment Cooperation Contract of Intelligent Charging Station - Independent Ownership(1)
4.7	Labor Contract dated August 11, 2020 between Hainan ZKGC and Liao Jinqi. (1)
4.8	Labor Contract dated January 13, 2021 between Hainan ZKGC and Chunai Liu. (1)
8.1	List of subsidiaries of the Registrant
13a.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13a.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13b.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13b.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed with the Registration Statement on Form F-1 filed on January 25, 2022 and incorporated by reference herein.
(2)	Filed with Amendment No. 1 to the Registration Statement on Form F-1 filed on March 15, 2022 and incorporated by reference herein.
(3)	Filed with Amendment No. 2 to the Registration Statement on Form F-1 filed on April 18, 2022 and incorporated by reference herein.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZKGC NEW ENERGY LIMITED

Date: October 16, 2023	/s/ Zhuowen Chen
By: Zhuowen Chen
Title: Chief Executive Officer

ZKGC NEW ENERGY LIMITED

Date: October 16, 2023	/s/ Zhifei Huang
By: Zhifei Huang
Title: Chief Financial Officer